CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED

2008 JAN 15 A 3: [illegible]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4507

7 December 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

08000200

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 2 November 2007 till 30 November 2007, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233515 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
JAN 16 2008
THOMSON
FINANCIAL

Ng Chooi Peng
Senior Secretariat Manager

Encs

S:\Sec\ADR\2007\Ltr to ADR.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – " Subscription for additional shares in Flicker Projects Private Limited"	2 Nov 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Disposal of indirect wholly-owned subsidiary, Central Union Limited"	2 Nov 2007	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Proposed private placement of 97,000,000 new Units in CapitaMall Trust at an issue price of S$3.63 per new unit - Approval In Principle"	2 Nov 2007	For Public Relations Purposes
Announcements by CapitaMall Trust Management Limited - "(A) Issue of 97,000,000 new units in CapitaMall Trust at an issue price of S$3.63 per new unit; and (B) Use of proceeds of private placement"	7 Nov 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Interest on S$430,000,000 2.10 per cent. convertible bonds due 2016"	7 Nov 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Interest payment relating to Floating Rate Notes Series 002 issued under CapitaLand Commercial Limited's S$1 Billion Multicurrency Medium Term Note Programme"	12 Nov 2007	SGX-ST Listing Manual
Announcements and news release by Ascott Residence Trust Management Limited - "Acquisition of 18 Rental Housing Properties in Tokyo, Japan"	12 Nov 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Presentation slides "Expansion on Track" to be presented to investors on 13 November 2007 at Morgan Stanley's Asia Pacific Summit 2007 at Mandarin Oriental Singapore"	12 Nov 2007	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Quill Capita Trust - 3Q Financial Results for the period ended 30 September 2007"	12 Nov 2007	For Public Relations Purposes
Announcement by CapitaRetail China Trust Management Limited - "Approval in-principle for the listing of new units"	12 Nov 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries (I) Casuarina Group Pte. Ltd. (II) Fernwood Investments Pte. Ltd. (III) Sunvale Investments Pte. Ltd. (IV) Winsvale Investments Pte. Ltd."	16 Nov 2007	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Cumulative distribution per unit and payment date"	16 Nov 2007	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand Hope Foundation and CapitaLand Retail partner UNICEF and Singapore's Community Chest in Inaugural Charity Drive"	17 Nov 2007	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Guangzhou CapitaLand Property Management Co., Ltd."	19 Nov 2007	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Establishment of S$1,000,000,000 Multicurrency Medium Term Note Programme"	20 Nov 2007	For Public Relations Purposes
Announcement by CapitaLand Limited - "Dissolution of Canary Riverside Group of Companies"	20 Nov 2007	SGX-ST Listing Manual
Announcement and news release by The Ascott Group Limited - "Acquisition of indirectly wholly-owned subsidiary"	21 Nov 2007	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand cements staff development commitment with official opening of CLIMB"	22 Nov 2007	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – "Subscription for units in CapitaRetail India Development Fund"	22 Nov 2007	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaLand Limited – "Use of proceeds from Convertible Bonds due 2022"	23 Nov 2007	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand completes due diligence in Eurasia Logistics' properties and proposes to take 10% stake in completed assets"	23 Nov 2007	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited - "Payment of management fees by way of issue of units in Ascott Residence Trust"	30 Nov 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand India Management Pte. Ltd."	30 Nov 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Sale of 50% stake each in Grand Design Development Limited and High Rise Enterprises Limited"	30 Nov 2007	SGX-ST Listing Manual

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION FOR ADDITIONAL SHARES IN FLICKER PROJECTS PRIVATE LIMITED

Further to its announcement dated 29 October 2007, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Retail India Investments Pte. Ltd. has subscribed for and been allotted an additional 9,801,000 equity shares of Rupees 10 each in the share capital of Flicker Projects Private Limited ("Flicker") for a cash consideration of Rupees 490,010,000 (approximately S$18 million) (the "Subscription").

Flicker has also at the same time allotted additional equity shares to its other shareholder that is unrelated to CapitaLand. This reduces CapitaLand's interest in Flicker from 91% to 70%. Flicker continues to be an indirect subsidiary of CapitaLand.

The Subscription is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
2 November 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISPOSAL OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CENTRAL UNION LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CRL (HK) Pte Ltd ("CRL HK") has today entered into a sale and purchase agreement for the disposal of its entire interest in its wholly-owned subsidiary, Central Union Limited ("Central Union"), comprising two ordinary shares of HK$1 each fully paid (the "Transaction"). Central Union's sole asset is a residential apartment unit in Hong Kong (the "Property").

The aggregate consideration for the Transaction of HK$20.75 million (approximately S$4 million) will be satisfied in cash and was agreed on a willing-buyer willing-seller basis, taking into account inter alia, the repayment in full by the purchaser of the outstanding shareholder's loan of HK$15.2 million (approximately S$2.9 million) to CRL HK; and the average of the three independent valuations commissioned by CRL HK in respect of the Property at HK$20.5 million (approximately S$3.9 million).

The net tangible asset value of Central Union based on its management accounts as at 30 September 2007 was HK$2.4 million (approximately S$0.5 million).

Completion of the Transaction is expected to take place in the first quarter of 2008. Upon completion, Central Union will cease to be an indirect wholly-owned subsidiary of CapitaLand.

The Transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
2 November 2007

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	02-Nov-2007 20:12:14
Announcement No.	00153

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Proposed Private Placement of 97,000,000 new units in CapitaMall Trust at an issue price of S$3.63 per new unit - Approval In Principle"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.PtePlacement.SGXapproval.pdf Total size = **58K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore
pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

**PROPOSED PRIVATE PLACEMENT OF 97,000,000 NEW UNITS (THE "NEW UNITS")
IN CAPITAMALL TRUST ("CMT")
AT AN ISSUE PRICE OF S$3.63 PER NEW UNIT (THE "PRIVATE PLACEMENT")
APPROVAL IN PRINCIPLE**

1. Introduction

Further to its announcements dated 29 and 30 October 2007 in relation to the Private Placement, the Board of Directors of CapitaMall Trust Management Limited (in its capacity as the manager of CMT, the "**Manager**") is pleased to announce that Singapore Exchange Securities Trading Limited (the "**SGX-ST**") has today given its in-principle approval for the listing and quotation on the Main Board of the SGX-ST of the 97,000,000 New Units proposed to be issued under the Private Placement, subject to compliance with, *inter alia*, the continuing listing requirements of the SGX-ST. Approval in-principle by the SGX-ST is not to be taken as an indication of the merits of the Private Placement, the New Units or CMT.

The New Units are expected be issued on 7 November 2007 and are expected to commence trading on the Main Board of the SGX-ST at 2.00 pm on the same day.

2. Status of the New Units

The New Units to be issued under the Private Placement will rank *pari passu* in all respects with the then existing units of CMT, including the right to receive all distributions declared, made or paid in respect of the period from the day such New Units are issued to 31 December 2007 as well as all distributions thereafter.

CMT's policy is to distribute its distributable income on a quarterly basis to Unitholders. The next distribution was originally scheduled to take place in respect of CMT's third quarter distributable income for the period 1 July 2007 to 30 September 2007 (the "**Scheduled Distribution**"). However, in conjunction with the Private Placement, the Manager intends to declare, in lieu of the Scheduled Distribution, a distribution of CMT's distributable income for the period from 1 July 2007 to the day immediately prior to the date on which New Units are issued under the Private Placement. The New Units will not

be entitled to such distribution. The next distribution thereafter will comprise CMT's distributable income for the period from the day that New Units are issued pursuant to the Private Placement to 31 December 2007. Quarterly distributions will resume thereafter.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
(as manager of CapitaMall Trust)

Kannan Malini
Company Secretary

2 November 2007

Important Notice

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses (including employee wages, benefits and training costs), property expenses and governmental and public policy changes. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and the income derived from them, if any, may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors should note that they will have no right to request the Manager to redeem or purchase their Units for so long as the Units are listed on the SGX-ST. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States, Japan or Canada. It is not an offer of securities for sale in the United States. The Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Nov-2007 12:50:46
Announcement No.	00025

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "(A) Issue of 97,000,000 new units in CapitaMall Trust at an issue price of S$3.63 per new unit; and (B) Use of proceeds of private placement"
Description	CapitaLand Limited's ("CL") subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("CMT"), has today issued announcements on the above matters, as attached for information. Following the issuance of the new units, CL's deemed interest in CMT is reduced to 29.37%.
Attachments:	CMT.Annc.UseofProceeds.07Nov07.pdf CMT.Annc.IssueofNewUnits.07Nov07.pdf Total size = **127K** (2048K size limit recommended)

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C

CapitaMall Trust

(Constituted in the Republic of Singapore
pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

**ISSUE OF 97,000,000 NEW UNITS (THE "NEW UNITS")
IN CAPITAMALL TRUST ("CMT")
AT AN ISSUE PRICE OF S$3.63 PER NEW UNIT**

1. Introduction

Further to its announcement dated 2 November 2007 in relation to the Private Placement (as defined in the aforesaid announcements), the Board of Directors of CapitaMall Trust Management Limited (in its capacity as the manager of CMT, the "**Manager**") is pleased to announce that the Manager has today issued an aggregate of 97,000,000 New Units at an issue price of S$3.63 per New Unit in connection with the Private Placement. With the issue of 97,000,000 New Units, the total number of units in CMT in issue is 1,661,581,511 as at the date of this announcement.

The New Units will commence trading on the Main Board of the SGX-ST at 2 p.m. today.

2. Status of the New Units

The New Units to be issued under the Private Placement will rank *pari passu* in all respects with the then existing units of CMT, including the right to receive all distributions declared, made or paid in respect of the period from the day such New Units are issued to 31 December 2007 as well as all distributions thereafter, but will not be entitled to participate in the distribution of any distributable income accrued by CMT prior to their issue.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
(as manager of CapitaMall Trust)

Kannan Malini
Company Secretary
7 November 2007

Important Notice

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses (including employee wages, benefits and training costs), property expenses and governmental and public policy changes. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and the income derived from them, if any, may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors should note that they will have no right to request the Manager to redeem or purchase their Units for so long as the Units are listed on the SGX-ST. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States, Japan or Canada. It is not an offer of securities for sale in the United States. The Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

CapitaMall Trust

(Constituted in the Republic of Singapore
pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

USE OF PROCEEDS OF PRIVATE PLACEMENT

Further to its announcement dated 2 November 2007 in relation to the Private Placement (as defined in the aforesaid announcements), the Board of Directors of CapitaMall Trust Management Limited (in its capacity as the manager of CMT, the "**Manager**") is pleased to announce that the Manager will be utilising the net proceeds of approximately S$345.9 million derived from the Private Placement as follows:

(i) repay S$292.1 million of borrowings incurred for the purchase of a 72.8% interest in the Class E Bonds (as defined below) issued by CapitaRetail Singapore Limited ("**CRS**")

In December 2003, CMT purchased S$58.0 million in principal amount of the Secured Fixed Rate Class E Bonds due 2009 issued by CRS (which holds three suburban malls in Singapore, namely Lot One Shoppers' Mall, 90 out of 91 strata lots of Bukit Panjang Plaza and Rivervale Mall) and redeemable preference shares of S$0.10 each issued by CRS in connection with the Secured Fixed Rate Class E Bonds (the preference shares and the Secured Fixed Rate Class E Bonds collectively, the "**Class E Bonds**") amounting to a 27.2% interest in the Class E Bonds. In June 2007, CMT purchased the balance S$155.0 million in principal amount of the Class E Bonds, constituting the balance 72.8% interest in the Class E Bonds, which were not held by it then. The Manager incurred short-term borrowings of S$292.1 million for the purchase of the balance 72.8% interest in the Class E Bonds; and

(ii) the balance to partially repay borrowings incurred to fund various asset enhancement initiatives.

The Private Placement is expected not to have a material impact on CMT's distribution per Unit.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
(as manager of CapitaMall Trust)

Kannan Malini
Company Secretary
7 November 2007

Important Notice

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses (including employee wages, benefits and training costs), property expenses and governmental and public policy changes. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and the income derived from them, if any, may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors should note that they will have no right to request the Manager to redeem or purchase their Units for so long as the Units are listed on the SGX-ST. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST ON S$430,000,000 2.10 PER CENT. CONVERTIBLE BONDS DUE 2016

CapitaLand Limited ("CapitaLand") wishes to announce that the second interest payment (the "Interest Payment") on the S$430,000,000 principal amount of convertible bonds due 2016 (the "Convertible Bonds"), convertible into new ordinary shares in the capital of CapitaLand, shall be made on 15 November 2007 (the "Actual Payment Date").

Under the terms and conditions of the Convertible Bonds, the Convertible Bonds bear interest at the rate of 2.10 per cent. per annum, payable semi-annually in arrear on 15 May and 15 November in each year (each an "Interest Payment Date"), commencing 15 May 2007. Each Convertible Bond will cease to bear interest, *inter alia*, from and including the Interest Payment Date last preceding its conversion date.

Interest will be paid to the holder shown on the Register at the close of business on the 15th day before the due date for the payment of interest.

Payment will be made by transfer to the registered account of the bondholder or by Singapore dollar cheque drawn on a bank in Singapore mailed to the registered address of the bondholder, if the bondholder does not have a registered account. Where payment is to be made by transfer to a registered account, payment instructions (for value on the Actual Payment Date) will be initiated on the Actual Payment Date. Where payment is to be made by cheque, the cheque will be mailed on the Actual Payment Date at the bondholder's own risk and, if mailed at the request at the bondholder otherwise than by ordinary mail, at the bondholder's own expense.

Bondholders shall not be entitled to any interest or other payment for any delay in receiving the Interest Payment.

By Order of the Board

Low Sai Choy
Company Secretary
7 November 2007

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES 002 ISSUED UNDER CAPITALAND COMMERCIAL LIMITED'S S$1 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited wishes to announce the following interest payment in respect of the S$30 Million Floating Rates Notes Due 2008 issued under the S$1 Billion Multicurrency Medium Term Note Programme of its wholly-owned subsidiary, CapitaLand Commercial Limited:

Principal Amount of Notes	: S$30 Million
Interest Period	: From 10 May 2007 to 12 November 2007
Interest Rate	: 4.22861% per annum
Interest Amount	: S$5,387.13 for the coupon amount of each Note having a principal sum of S$250,000
Payment Date	: 12 November 2007
Paying Agent	: Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5 #09-00 Tampines Junction Singapore 529653

By Order of the Board

Low Sai Choy
Company Secretary
12 November 2007

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-Nov-2007 07:16:09
Announcement No.	00007

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - "Acquisition of 18 Rental Housing Properties in Tokyo, Japan"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued announcements and news release on the above matter, as attached for information.
Attachments:	ARTML.NewsRelease.12Nov07.pdf ARTML.Annc.SlidesZenith.pdf ARTML.Annc.ProjectZenith.12Nov07.pdf Total size = **806K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

ACQUISITION OF 18 RENTAL HOUSING PROPERTIES IN TOKYO, JAPAN

1. Introduction

The Board of Directors of Ascott Residence Trust Management Limited (the "Manager"), as Manager of Ascott Residence Trust ("ART"), wishes to announce that DBS Trustee Ltd, as Trustee of ART (the "Purchaser") has on 9 November 2007 entered into a conditional sale & purchase agreement (the "Agreement") with an unrelated party called MCK Two YK, a Japanese *tokurei yugen kaisha* (the "Seller") for the acquisition (the "Acquisition") of 18 freehold rental housing properties (the "Properties") located across 8 wards in Tokyo, Japan. The Properties has a total of 509 apartment units.

The Acquisition will be made through a special purpose vehicle (the "SPV"), "Zenith Residences Tokyo TMK", a *tokutei mokuteki kaisha* to be incorporated under the Japan Law Regarding Securitisation of Assets (No. 105 of 1998 as amended) and Zenith Residences Tokyo TMK will be wholly owned by ART's wholly owned subsidiaries, Zenith Residences Tokyo Investment (S) Pte Ltd. (Japan Branch) and Zenith Residences Tokyo (S) Pte. Ltd.

Post-acquisition Structure



ART
100%
100%
Zenith Residences Tokyo Investment (S) Pte. Ltd.
Zenith Residences Tokyo (S) Pte. Ltd.
Singapore
Japan
Zenith Residences Tokyo Investment (S) Pte. Ltd. Japan Branch
49% preferred shares and 100% common shares
51% preferred shares
Zenith Residences Tokyo TMK
The Properties

2. Information on Properties

The properties comprise a total of 509 units in eight wards in Tokyo namely Shinjuku, Bunkyo, Meguro, Setagaya, Nakano, Suginami, Nerima and Taito Ku. The details are listed in the Appendix.

3. Rationale

The Acquisition is in line with ART's strategy of investing in quality yield accretive serviced residences and rental housing properties with growth potential in the Pan-Asian Region.

4. Principal Terms of the Acquisition

4.1 Consideration

The total cash consideration (the "Consideration") of ¥12,200,000,000 (S$158,600,000) was arrived at on an arm's length and willing buyer, willing seller basis taking into account inter alia, the Valuation Report (as defined in paragraph 4.2 below) and will be fully funded by borrowings, which will bring ART's gearing to 36.8 percent. Under Appendix 2 of the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore, the aggregate leverage of a property fund may exceed 35% of the fund's deposited property (up to a maximum of 60%) only if a credit rating of the property fund from Fitch Inc., Moody's or Standard and Poor's is obtained and disclosed to the public. ART has been assigned a Baa2 investment grade rating by Moody's and this was announced on SGXNET on 28 February 2007.

¥1,220,000,000 (S$15,860,000), being ten (10) per cent (%) of the Consideration, was paid in cash as deposit for the Acquisition, upon signing of the Agreement. The balance 90% amounting to ¥10,980,000,000 (S$142,740,000) will be paid upon completion scheduled in December 2007.

4.2 Valuation of the Properties

The Properties were valued at an aggregate of ¥12,310,000,000 (S$160,030,000) in an independent valuation report dated 1 November 2007 (the "Valuation Report") by Japan Asset Consulting K.K., a licensed valuer in Japan, commissioned by the Purchaser. The valuation was prepared in accordance with The Japan Valuation Guidelines' definition of "Market Value".

4.3 Conditions Precedent

The completion of the Acquisition is conditional upon the fulfilment of inter alia, the conditions precedent that the Properties will be free from all encumbrances, and there being no material breach of any representations and warranties stipulated in the Agreement

4.4 Completion

The Completion of the Acquisition is expected to take place in December 2007.

5. Financial Effects

The pro forma financial effects have been prepared based on (i) the assumptions that the Acquisition had been included in ART's portfolio since 1 January 2006 for illustrating the financial effects on the consolidated earnings of ART; and (ii) the pro forma balance sheet of ART as at 31 December 2006 for illustrating the financial effects on the consolidated NTA of ART.

Based on ART's audited consolidated financial statements for the year ended 31 December 2006, the financial impact to ART's EPU and NTA would not be material.

The proposed acquisition will also not have a material impact on the EPU and NTA per unit of ART for the current financial year.

6. Disclosure Requirements under the Listing Manual

6.1 Chapter 10 of the Listing Manual classifies transactions by ART into (i) non-discloseable transactions (where any of the Relative Figures (as defined below) amount to 5% or less); (ii) discloseable transactions (where any of the Relative Figures exceeds 5% but does not exceed 20%); (iii) major transactions (where any of the Relative Figures exceeds 20%); and (iv) very substantial acquisitions or reverse takeovers (where any of the Relative Figures is 100% or more), depending on the size of the relative figures (the "Relative Figures") computed on, inter alia, the following bases:

(i) the net profits attributable to the assets acquired or disposed of, compared with ART's net profits ("Net Profit Test");

(ii) the aggregate value of the consideration given or received, compared with ART's market capitalisation ("Market Capitalisation Test"); and

(iii) the number of Units issued by ART as consideration for the Acquisition, compared with the number of Units previously in issue ("Unit Issue Test").

6.2 Net Profit Test

The net profit before income tax, minority interests and extraordinary items attributable to the Properties for the nine months ended 30 September 2007 is S$0.8 million and constitute 2.5% of the net profit before income tax, minority interests and extraordinary items of ART amounting to S$33.9 million for the same period based on the latest announced consolidated accounts as at 30 September 2007.

6.3 Market Capitalisation Test

The Consideration for the Acquisition of ¥12,200,000,000 (S$158.6 million) constitutes approximately 17.7% of the market capitalisation of ART of S$896.4 million, based on the weighted average price of ART's units transacted on 7 November 2007, being the last market day preceding the date of the Agreement.

6.4 Units Issue Test

The relative figure of the number of Unit issued by ART as consideration for an acquisition compared with the number of Unit previously in issue does not apply for the Acquisition.

6.5 As the Relative Figure based on the Market Capitalisation Test set out in paragraph 6.3 above exceeds 5% but is less than 20%, the Acquisition is a discloseable transaction under Chapter 10 of the Listing Manual and the Company hereby announces the Acquisition containing information set out in Rule 1010 of the Listing Manual.

7. Interests of Directors and Controlling Shareholders

None of the Directors of the Manager has any interest, direct or indirect, in the Acquisition. The Directors are not aware of any controlling unitholders of ART having any direct or indirect interest in the Acquisition and have not received any notification of interest in the Acquisition from any controlling unitholders of ART.

8. Documents Available for Inspection

A copy of the Agreement and Valuation Report relating to the Acquisition is available for inspection by the shareholders of the Company from 9.00am to 5.30pm at the Company's registered office at 8 Shenton Way, #13-01, Singapore 068811, for a period of three (3) months from the date of this Announcement.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Kang Siew Fong/ Lam Chee Kin
Joint Company Secretaries

Singapore, 12 November 2007

Note: An exchange rate of JPY0.013 = S$1.00

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Adviser, Sole Global Coordinator and Sole Lead Underwriter.

Appendix

S/N	Property name	Districts	No. of Units
1	Zesty Nishi Shinjuku III	Shinjuku	29
2	Zesty Komazawa II	Meguro	29
3	Zesty Kagurazaka I	Shinjuku	20
4	Zesty Kagurazaka II	Shinjuku	20
5	Zesty Koishikawa	Bunkyo	15
6	Zesty Shouin Jinja	Setagaya	16
7	Zesty Shoin Jinja II	Setagaya	17
8	Zesty Higashi Shinjuku	Shinjuku	19
9	Zesty Akebonobashi	Shinjuku	12
10	Zesty Shin Ekoda	Nerima	18
11	Zesty Gotokuji	Setagaya	15
12	Zesty Sakura	Setagaya	17
13	Zesty Kasugacho	Nerima	32
14	Gala Hachimanyama I	Suginami	76
15	Gala Hachimanyama II	Suginami	16
16	JC Koishikawa	Bunkyo	36
17	JC Kuramae	Taito	60
18	AC Nakano Sakaue	Nakano	62
	Total		**509**

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.

ASCOTT RESIDENCE TRUST

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01, Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

For Immediate Release

NEWS RELEASE

ART EXPANDS INTO TOKYO'S RENTAL HOUSING MARKET

Through acquisition of 18 properties in Tokyo, Japan

Singapore, 12 November 2007 – Ascott Residence Trust (ART) has signed a conditional sales and purchase agreement to acquire 18 rental housing properties in Tokyo from a local private equity firm for a total purchase price of ¥12.2 billion (S$158.6 million). The properties comprise a total of 509 units in eight wards in Tokyo, namely Shinjuku, Bunkyo, Meguro, Setagaya, Nakano, Suginami, Nerima and Taito Ku.

The properties are acquired at an estimated annualised property yield of 4.1% in the forecast year 2008. The transaction will be funded by borrowings, which will bring ART's gearing to 36.8%. This is well within the 60% gearing limit allowable under the Monetary Authority of Singapore's property fund guidelines.

Upon legal completion, all 18 rental housing properties will be managed by Ascott International Management Japan Co. Ltd (AIM Japan). AIM Japan is a 60:40 joint venture between The Ascott Group Ltd and Mitsubishi Estate Co. Ltd, one of Japan's largest and leading real estate developers.

Mr Lim Jit Poh, Chairman of Ascott Residence Trust Management Limited (ARTML), said: "The expansion of ART's portfolio to include more rental housing properties is in line with its investment mandate to acquire yield accretive and quality serviced residence and rental housing assets. Japan enjoys an established and growing rental housing market as owner-occupancy of residential properties is relatively low. According to the Tokyo Metropolitan Government, half of Japan's publicly listed corporations are headquartered in Tokyo, and numerous Fortune Global 500 companies have established their Asian regional subsidiaries in the city. Thus ART's acquisition of 18 properties in Tokyo's most populous wards will offer investors added exposure to the strong rental housing market in one of the world's most important economic centres."

Mr Chong Kee Hiong, ARTML's Chief Executive Officer, said: "The longer tenancy leases of the rental housing model and high average occupancy of 90% across the 18 properties ART is acquiring provide good income stability and potential for organic growth in ART's Japan and overall portfolio. In addition, ART will be able to enlarge the customer base for its Tokyo portfolio as it now offers both serviced residence and rental housing options to cater to a wider range of budgets and customer needs."

He added: "Rental housing is an integral part of the long stay accommodation market and is an attractive investment proposition in more developed economies. ART's diversified portfolio will now comprise 22% rental housing units and 78% serviced residence units. With this acquisition, ART's length of stay profile will improve from an average of seven months to eight months[1]."

Description of Properties

The 18 freehold rental housing properties have an average age of 18 months and a total net lettable area of 13,318 square metres. The properties comprise purpose-built studio and one-bedroom apartment units which are popular with the growing singles customer segment. All 18 properties are within walking distance to the Tokyo subway, other public transportation, restaurants and supermarkets.

The apartments are currently managed under a mixture of four local rental housing brands, namely Zesty, Joy City, Gala and Asyl Court. All are well equipped with broadband internet access, security access phones, air-conditioners, fully-fitted kitchens, built-in wardrobes and water heaters. The table below provides more information about the 18 properties:

No.	Property Name	Ward	No. of Units
1.	Zesty Akebonobashi	Shinjuku	12
2.	Zesty Gotokuji	Setagaya	15
3.	Zesty Higashi Shinjuku	Shinjuku	19
4.	Zesty Kagurazaka I	Shinjuku	20
5.	Zesty Kagurazaka II	Shinjuku	20
6.	Zesty Kasugacho	Nerima	32
7.	Zesty Koishikawa	Bunkyo	15
8.	Zesty Komazawa II	Meguro	29
9.	Zesty Nishi Shinjuku III	Shinjuku	29
10.	Zesty Sakura	Setagaya	17
11.	Zesty Shin Ekoda	Nerima	18
12.	Zesty Shoin Jinja	Setagaya	16
13.	Zesty Shoin Jinja II	Setagaya	17
14.	Joy City Koishikawa	Bunkyo	36
15.	Joy City Kuramae	Taito	60
16.	Gala Hachimanyama I	Suginami	76
17.	Gala Hachimanyama II	Suginami	16
18.	Asyl Court Nakano Sakaue	Nakano	62
	Total	**8 wards**	**509**

ART's existing properties in Japan are Somerset Azabu East and Somerset Roppongi, located in Tokyo's Minato ward. Upon completion of the acquisition, ART's total portfolio value will stand at S$1.34 billion, comprising 3,463 units in 36 properties in 10 cities across seven countries. ART's assets in Japan will make up 21% of the total portfolio value, an increase from 11% before this acquisition.

---

[1] Based on apartment rental income by length of stay of customers for the period YTD September 2007.

About Ascott Residence Trust

Ascott Residence Trust (ART) is the first pan-Asian serviced residence real estate investment trust, and was established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the pan-Asian region.

Comprising an initial asset portfolio of 12 strategically located properties in seven pan-Asian cities, ART was listed with an asset size of about S$856 million. Upon completion of the latest acquisitions, ART's portfolio will expand to S$1.34 billion, comprising 36 properties with 3,463 units in 10 cities across seven countries.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited (Ascott). Listed on the Main Board of the Singapore Exchange, Ascott is the largest international serviced residence owner-operator outside the United States, with over 19,500 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. Ascott boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com

For more information, please contact:

Media

Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 96825458 Email: celina.low@the-ascott.com

Huang Peiling, Senior Manager, Corporate Communications
Tel: (65) 6586 0479 Hp: (65) 98453361 Email: huang.peiling@the-ascott.com

Analyst

Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 97955225 Email: lilian.goh@the-ascott.com

---

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Adviser, Sole Global Coordinator and Sole Lead Underwriter.



Acquisition of 18 Rental Housing Properties in Tokyo, Japan

9 November 2007

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.

Acquisition Highlights

- **Signed conditional sales and purchase agreement to acquire 18 rental housing properties in Tokyo for a total purchase price of ¥12.2 billion (S$158.6 million)**
- **Legal completion expected in December 2007**
- **Acquired at estimated annualised property yield[1] of 4.1%**
- **Will be funded by borrowings, bringing gearing to 36.8% which is well within the 60% gearing limit allowable under MAS property fund guidelines**
- **In line with ART's investment mandate to acquire yield accretive and quality serviced residence and rental housing assets**
  - Achieves a more balanced mix of serviced residence and rental housing assets



Asyl Court Nakano Sakaue (Nakano District)

1 For the Forecast Year 2008.

Acquisition Highlights

- **Grows ART's rental housing assets to 760 units, forming 22% of the total units on its portfolio**
- **Rental housing an attractive investment proposition in more developed economies like Japan**
  - Long tenancy leases of two years on average and high average occupancy of 90%
  - High gross operating profit (GOP) margin
  - Potential for organic growth
- **Expands ART's portfolio to 36 properties in seven countries with a total property value of S$1.34 billion**



Zesty Nishi Shinjuku III
(Shinjuku District)



Gala Hachimanyana I
(Suginami District)

Strategically Located in Tokyo

- Strategically located in eight wards in Tokyo, namely Shinjuku, Bunkyo, Meguro, Setagaya, Nakano, Suginami, Nerima and Taito Ku



Adachi
Itabashi
Kita
Nerima
Arakawa
Toshima
Bunkyo
Taito
Sumida
Shinjuku
Suginami
Chiyoda
Chuo
Edogawa
Shibuya
Koto
Minato
Setagaya
Meguro
Shinagawa
Ota

Highlights of the Properties

Description of Properties	18 rental housing properties comprising purpose-built studio to one-bedroom apartment units managed under a mixture of four local rental housing brands, namely Zesty, Joy City, Gala and Asyl Court. All are within walking distance to the Tokyo subway, other public transportation, restaurants and supermarkets.
Date of Completion	Between November 2004 and September 2006
Facilities	Well-equipped apartments with broadband internet access, security access phones, air-conditioners, fully-fitted kitchens, built-in wardrobes and hot water heaters
Title	Freehold
Number of Units	509 rental housing apartment units - Studio and one-bedroom units which are popular with the growing singles housing market
Average Occupancy	90%
Total Net Lettable Area	13,318 sqm

Attractions of Japan and Tokyo

- **Sustained economic growth**
  - Annual GDP growth forecasted[1] to be 2.3% in 2007
  - Steady annual economic growth of about 2% in 2009 - 2012 expected[1]
- **Experiencing influx of international visitors**
  - Decade-high of 7.3 million international visitors in 2006, a 9% increase over 2005[2]
- **Tokyo - A hub of dynamic economic and consumer activity popular with both local and international companies**
  - Half of Japan's publicly listed corporations are headquartered in Tokyo[3]
  - Location of the Asian regional subsidiary offices for numerous Fortune Global 500 companies[3]

1 Source: Economist Intelligence Unit.
2 Source: Japan National Tourist Organisation.
3 Source: Tokyo Metropolitan Government.

ART's Share of Property Values



Pre-Acquisition
Vietnam 14%
Singapore 24%
Philippines 10%
Australia 1%
Japan 11%
Indonesia 8%
China 32%
Total = S$1.18 billion
Post-Acquisition
Vietnam 12%
Singapore 22%
Philippines 9%
Australia 1%
Japan 21%
China 28%
Indonesia 7%
Total = S$1.34 billion

Balance Of Assets Between Stable and Emerging Markets

Note: Stable economies comprise Singapore, Australia and Japan while emerging markets comprise China, Indonesia, the Philippines and Vietnam.

Greater Diversification By Apartment Type

Pre-Acquisition



Rental
Housing
8%
Serviced
Residences
92%

Number of Units
= 2,954

Post-Acquisition



Rental
Housing
22%
Serviced
Residences
78%

Number of Units
= 3.463

Mix Of Rental Housing and Serviced Residence Properties Increases Income Stability of Portfolio

Apartment Rental Income By Length of Stay

Pre-Acquisition



< 1 month
26%
> 12
months
37%
6 to 12
months
15%
1 to 6
months
22%

Average Length of Stay = 7 months

Post-Acquisition



< 1 month
25%
> 12
months
39%
6 to 12
months
15%
1 to 6
months
21%

Average Length of Stay = 8 months

* For the period January to September 2007.

World's First and Only Pan-Asian Serviced Residence REIT

Australia
1 property with 43 units in Melbourne

China
4 properties with 742 units in Beijing, Shanghai and Tianjin

Indonesia
3 properties with 652 units in Jakarta

Japan
20 properties with 652 units in Tokyo

The Philippines
3 properties with 515 units in Manila

Singapore
2 properties with 337 units

Vietnam
3 properties with 522 units in Hanoi and Ho Chi Minh City

S$1.34 billion portfolio value
3,463 apartment units in 36 properties
10 Pan-Asian cities in 7 countries


Japan
China
The Philippines
Vietnam
Singapore
Indonesia
Australia



Thank You

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-Nov-2007 18:33:16
Announcement No.	00166

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation slides "Expansion on Track" to be presented to investors on 13 November 2007 at Morgan Stanley's Asia Pacific Summit 2007 at Mandarin Oriental Singapore
Description	The attached announcement by CapitaLand Limited on the above matter is for information.
Attachments:	CL.presentationslides.Nov07.pdf Total size = **1908K** (2048K size limit recommended)

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CapitaLand

Expansion on Track

Olivier LIM, Chief Financial Officer
Harold WOO, Senior Vice President Investor Relations



November 2007

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CAPITALAND - Unique Market Leader

Market Leadership

- **LARGEST** Real Estate Company In South-East Asia
- **LEADING** Foreign Real Estate Developer In China
- **LARGEST** Retail Mall Owner/ Manager In Asia
- **LARGEST** Serviced Residence Company Outside USA
- **LEADING** Asia-Based RE Fund & REIT Manager

Footprint

More Than 100 Cities in Over 20 Countries

Competencies

- Real Estate Domain Knowledge
- Capital-Efficient Business Model
- Financial Skills

Asian Growth R.E. Boom

- Rapid Urbanisation
- Consumption Growth
- Evolving Capital Markets
- Investment Inflow

Complete Real Estate Value Chain



Investor
Developer
Total Shareholder Returns
of S$17.3b since inception in Nov 2000
Manager
Fund Manager
Financial Advisor
Operator

Capital efficient business model for sustainable growth

CapitaLand

Our Business Model



CapitaLand


CapitaLand
Real Estate
Hospitality
Financial Svcs
Residential
Retail
Commercial
ILEC
Serviced Residences
Financial
100%
100%
100%
100%
66.8%
100%
CapitaLand Residential
CapitaLand Retail
CapitaLand Commercial
CapitaLand ILEC *
THE ASCOTT GROUP
CapitaLand Financial
54.2%
29.4%
31.1%
18.8%
27.7%
AUSTRALAND
CapitaMall Trust
CapitaCommercial Trust
ASCOTT RESIDENCE TRUST
REIT & Fund Management
20.0%
20.0%
30.0%
CapitaRetail China Trust
QuillCapita Trust

CapitaLand Group comprises 8 listed Companies with total Market Capitalisation of more than S$38.2 billion**

➊ Other Listed Entities ** Integrated, Leisure, Entertainment & Conventions* *** as at 7Nov 2007, net of common holdings*

Asia Focus



Proportion of World GDP (at PPP)
25
20
15
10
5
0
□2005
■2020
Asia's proportion of world GDP
-- 2005: 35%
-- 2020: 43%
21.0
19.1
20.8
19.0
13.7
19.4
9.1
10.5
8.1
4.1
7.7
7.6
6.7
4.5
6.2
8.8
4.1
4.5
2.6
2.5
EU
US
China
Rest of Asia
Others
Latin America
Japan
India
Middle East & North Africa
Russia

Source: EIU & CapitaLand Research

Plugging Into Growth Trends



Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Strong LT Growth Trends

The Value Chain & Value Creation



Land Purch.
Approvals
Construction
Leasing
Operating
Investment
Market Risk
Liquidity Risk
Completion Risk
Market Risk
Liquidity Risk
Market Risk
Liquidity
Market
Liquidity
Market
Liquidity
Market
HIGHER VALUE ADDED
LOWER VALUE ADDED
REAL ESTATE ASSET VALUE

Capital Management - Structural Clarity


CAPITALAND
REITS
Residential Development
Development, Warehousing, Incubation, Underwriting. (Value Creation) For Retail, Office, Integrated Devts.
CMT
CCT
CRCT
TAG
APG Private Funds
TAG
CMT
CCT
CRCT
ART
QCT
1
2
3
4
5
6
7
8
9
10
11
12
13
14

CapitaLand


07 Nov 2007
CapitaLand
S$21,322m
(Market Cap)
29%
CMT
5,476
20%
CRCT
1,267
19%
30%
CCT
3,474
QCT
120
30%
54%
APG
3,071
67%
TAG
2,536
19%
ART
896
27%

Total = S$38.2 bn

Net common holdings = S$31.4 bn

Our Financial Performance



CapitaLand

Strong Earnings Performance


*PATMI
S$mil
1,600
1,400
1,200
1,000
800
600
400
200
0
2002
2003
2004
2005
2006
9Mths to
Sep07

*PATMI: Profit After Tax & Minority Interest (excluding unrealized revaluation gains)

9 Months to Sep 2007 – Record Profits (Base on FRS 40)

(S$ million)	9Mths 2006	9Mths 2007	Change
Revenue	2,149.0	**2,468.4**	↑ 14.9%
EBIT	1,103.4	**2,802.8**	↑ 154.0%
PATMI	559.2	**2,084.7**	↑ 272.8%
EPS (S cents)	20.2	**74.4**	↑ 268.3%
NTA / share (S$)	2.43	**3.31**	↑ 36.2%

FRS40 – Investment Property

1. Effective 1 January 2007
2. Adopted Fair Value Model
3. Revalue twice a year (June & December)
4. All gains/(losses) taken into the P/L

Excluding Revaluations

(S$ million)	9Mths 2006	9Mths 2007	Change
PATMI	559.2	2,084.7	⬆ 272.8%
PATMI Ex. Reval.	559.2	1,434.1*	⬆ 156.5%

* Excludes unrealised revaluation gains of S$650.6m.

EBIT by SBUs (excluding revaluations)

(S$ million)	9Mths 2006	9Mths 2007	Change
Residential[1] [2]	427.1	**529.0**	↑ 23.9%
Commercial[1]	121.5	**1,129.1**	↑ 829.3%
Retail	68.3	**68.0**	-
Financial Svcs	50.0	**51.2**	↑ 2.4%
Serviced Residences	178.2	**229.3**	↑ 28.7%
Others & Consol Adj[3]	258.4	**86.6**	↓ 66.5%
Total EBIT	1,103.4	**2,093.3**	↑ 89.7%

1. Comparatives have been restated due to the Group's internal restructuring.
2. Includes Australand's commercial operations & certain commercial assets in China.
3. Includes start up costs of new businesses and gains from placement of ART units in 2007. Comparatives included results from Raffles Holdings Ltd which had ceased operations and was delisted from the official list of the SGX on 13Dec'06.

EBIT by Geography (excluding revaluations)

(S$ million)	9Mths 2006	9Mths 2007	Change
Singapore	478.4	1,133.3	↑ 136.9%
Australia & NZ	151.5	153.6	↑ 1.4%
China*	^301.9	677.3	↑ 124.3%
Asia/GCC**	18.5	33.1	↑ 78.9%
Europe	153.4	96.2	↓ 37.3%
Total EBIT	1,103.4	2,093.3	↑ 89.7%

^ Includes negative goodwill of S$77m from the acquisition of Lai Fung Holdings Ltd

* includes Hong Kong & Macau

**includes: Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, India & Indonesia

9 months to Sept 2007 EBIT Breakdown (excluding revaluations)

9 Mths to Sept 2007 EBIT : S$2.09 billion

EBIT by Geography



S$mil
1,200
1,000
800
600
400
200
-
9mths 06
9mths07
478
1,133
152
154
302
677
19
33
153
96
Singapore
Australia&NZ
China **
Asia *
Europe

EBIT by SBU



S$mil
1,200
1,000
800
600
400
200
-
9mths 06
9mths07
427
529
122
1,129
68
68
50
51
178
229
258
87
Residential
Commercial
Retail
Financial Services
TAG&ART
Others^

* includes: Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, India & Indonesia

** includes Hong Kong & Macau

^ 2006 included results from Raffles Holdings Ltd which has since ceased operations.
2007 gains primarily due to placement of ART units

CapitaLand

Capital Allocation by Geography
2001 to 3Q 2007



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
6%
7%
7%
12%
Europe
7%
6%
6%
9%
11%
16%
19%
21%
21%
20%
Australia & New Zealand
Singapore
72%
45%
42%
45%
Other Asia*
China
6%
7%
7%
9%
18%
23%
27%
2001
2002
2003
2004
2005
2006
3Q2007

* Before 1H2007, includes HK, India, Vietnam, Malaysia, Thailand and Japan
From 1H2007, includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, and Indonesia (HK is part of China from 1H2007)

Financial Capacity

	9Mths 2006	9Mths 2007	Change
Net Debt (S$ billion)	4.69	5.12	Increased
Equity (S$ billion)	9.58	11.14	Increased
Net Debt / Equity	0.49	0.46	Decreased
% Fixed Rate Debt	72%	69%	Decreased
Ave Debt Maturity (Yr)	2.8	4.0	Increased

Balance Sheet Capacity



S$ bln
12
11
10
9
8
7
6
5
4
Equity
Net Debt
2000
2001
2002
2003
2004
2005
2006
3Q07

- Over S$8 billion committed investments year-to-date

Drivers For Sustainable Growth



CapitaLand

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
Leverage on oil rich resource
Countries & rising affluence

New Markets
Planting seed

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 47% of total assets

Residential – Singapore

Sold 1,270 units as at end Sep 2007

- The Orchard Residences
  - Super-luxury product
  - Sold 125 of 175 units
  - Highest price: S$5,600 psf for a penthouse
- **The Seafront on Meyer**
  - Sold 260 of 327 units as at end Sep 2007
  - Price: S$1,400 -- S$2,000 psf



The Orchard Residences, Singapore

Residential – Singapore Pipeline

2007 Acquisitions : 4.37m sqft GFA
S$2.3 billion

- **Gillman Heights**
  - GFA: 1.76m sqft leasehold site
  - S$548m
  - S$363 psf ppr (inclusive of differential premium)
- **Char Yong Gardens**
  - GFA: 261,167 sqft freehold site
  - S$420m
  - S$1,788 psf ppr (inclusive of development charge)
- **Farrer Court**
  - GFA: 2.35m sqft leasehold site
  - S$1,338m
  - S$783 psf ppr (inclusive of differential premium)


Gillman Heights

Total landbank :
5.5m sqft GFA

Commercial – Office

Portfolio Reconstitution

- **Acquired remaining 50% stake in 1 George Street, a Grade A office building**
  - — Equivalent to S$2,700 psf NLA
- **Divested 50% stake in Chevron House**
  - — Equivalent to ~S$2,780 psf NLA
  - — PATMI contribution of S$150.8m
- **Divested 45% stake in AIG Tower in Hong Kong**
  - — Equivalent to ~S$3,767 psf on GFA
  - — PATMI contribution of S$260.7m


1 George Street, Singapore




AIG Tower, Hong Kong

CapitaLand

Commercial - Singapore

CapitaLand's portfolio lease expiry profile expected to capture rising market rental value


CCL Office Expiry Profile *
40.0%
30.0%
20.0%
10.0%
0.0%
6.5%
30.9%
23.7%
21.9%
16.4%
Oct to Dec 2007
2008
2009
2010
Beyond 2010


CCL Industrial Expiry Profile
40.0%
30.0%
20.0%
10.0%
0.0%
14.0%
21.2%
36.5%
15.3%
0.4%
Oct to Dec 2007
2008
2009
2010
Beyond 2010

99.5% occupancy for office space and 92.2% occupancy for industrial properties

Commercial – Singapore

Tight Office Supply in Singapore Over Next 2 Years


Singapore Private Office Space (Central Area) -- Demand, Supply & Vacancy
Office Space (mil sq ft)
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
Average annual supply ('95-'06): 1.2 mil sq ft
Past 10 year average
Demand 1.28 mil sq ft
2006 Demand :
2.4 mil sq ft,
Grade A – 1.74
mil sq ft
Supply Forecast
(Islandwide)
3.2
2.4
0.9
0.6
0.3
0.5
MBFC Phase 1
(1.62 mil sq ft)
MBFC Phase 2 (1.4 mil sq ft),
Ocean Financial Centre (850,000 sq ft)
LPA at Marina View (833,000 sq ft)
Supply
Demand
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
1Q07
2Q07
2H07
2008
2009
2010
2011
2012

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

Source: URA, CBRE & CapitaLand Research (October 2007)

Commercial – Singapore

Prime Office Rent Surpasses 1996 Peak

	3Q 2007	Vs 3Q 2006	Vs 2Q 2007
Prime	**$12.60 psf pm**	**Up 82.6%**	**Up 16.7%**
Grade A	**$14.90 psf pm**	**Up 96.1%**	**Up 13.7%**



Rent (S$ psf pm)
Singapore Prime Office Rent
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Past 10 year average
Prime rent $6.09 psf pm
7.8
13.2
14.5
1996
1997
1998
1999
2000
2001
2002
2003
2004
2006
2007 E
2008 E

Source: CBRE & CapitaLand Research (Oct 2007)

Source: CBRE Research (October 2007)

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
Leverage on oil rich resource
Countries & rising affluence

New Markets
Planting seed

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residentia , retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfol o; 47% of total assets

China Diversified Growth
- Four Strategic Thrusts

Residential
Building 35,000 homes together with our partners,

Retail
Over 100 malls
Across China

Integrated Dev
Raffles City in
Gateway Cities

Serviced Residences
Target 10,000 units
by 2010



Bohai
Economic Rim
Beijing
Central
China
Zhengzhou
Yangtze
River Delta
Shanghai
South Western
China
Chengdu
Pearl
River Delta
Guangzhou
CAPITALAND RESIDENTIAL
CAPITALAND COMMERCIAL
CAPITALAND RETAIL
CAPITALAND FINANCIAL
THE ASCOTT GROUP
CAPITALAND INTEGRATED LEISURE, ENTERTAINMENT & CONVENTIONS

⇨ **Started in 1994, with over 3,000 staff in 40 Chinese cities.** ***(as at 31 August 2007)***

Multi-Sector Property Player

Attributable* GFA in sqm (total ~ 10.1m sqm)
(not including Serviced Residences)



Retail
32%
Residential
60%
Commercial
8%

* Effective stake in JV partners: CL Zhixin (50%), Central China Holdings (36.1%), Laifung Holdings (20%)

Residential - China

Target to launch about 2,000 units in 2007

Presence in 25 cities

- Yangtze River Delta
  - Hangzhou site › 1,200 units
  - Ningbo site › 1,100 units
- Bohai Economic Rim
  - Beijing 2 sites › 1,100 units
- Pearl River Delta
  - Guangzhou site › 3,000 units
  - Foshan 3 sites › 1,900 units
- South Western China
  - Chengdu Zhixin JV › 25,000 units
- Central China
  - Central China Holdings >4 mil.sqm (Zhengzhou)

>35,000 units in high-growth regions



Bohai
Economic Rim
Beijing
Central
China
Yangtze
River Delta
South Western
China
Zhengzhou
Shanghai
Chengdu
Guangzhou
Pearl
River Delta

Residential – China

Sold 1,597 units as at end Sep 2007

- **Shanghai**

Oasis Riviera	: 96% sold
Parc Trésor	: 99% sold
Westwood Green	: 91% sold
Summit Residences (Ningbo)	: 96% sold

- **Beijing**

La Forêt	: 98% sold
Beijing Orchid Garden	: 72% sold

- **Guangzhou**

Beau Monde	: 98% sold

(Based on the number of units launched to-date)


Summit Residences, Ningbo


Beau Monde, Guangzhou


Parc Tresor, Shanghai

Residential – China Pipeline

Residential Sites Acquisitions:

- **Chengdu City** : RMB2.1 billion
  - Secured site for RMB1.17 b
    - ~414,000 sqm GFA
    - ~3,800 homes
  - JV secured 1st site for RMB251.9m
    - 222,596 - 242,832 sqm GFA
    - ~1,600 homes
  - JV secured 2nd site for RMB692.0m
    - 1.28m sqm GFA
    - ~7,400 homes
- **Henan (Central China Holdings)**
  - stake raided from 29.75% to 36.14% for RMB500m (S$99.5m)
- **Shanghai**
  - Prime Qingpu District
    - ~62,887 sqm GFA
    - ~200 low-density homes
- **Beijing**
  - 1-km N.E. of Forbidden City
    - ~15,130 sqm GFA
    - ~ 80 homes


Chengdu Site Location
NEW ACQUISITION

Commercial – China

Recent Commercial Sites Acquisitions

- **Hangzhou Raffles City site RMB1.0b**
  - Comprising Grade-A office tower, retail mall, five-star hotel and residential units
    - Land cost RMB1.0b (S$202.8m) or RMB3,601 (S$715) psm per plot ratio
    - GFA of 283,568 sqm
    - Expected completion 2011
  - Qianjiang New Town, Jianggan District (new CBD)
- **Shanghai's Zhabei District site RMB598.1m**
  - Comprising offices and high-end hotel or serviced residences
    - Land cost RMB598.1m (S$119.6m) or RMB8,414 (S$1,671) psm per plot ratio
    - GFA of 71,085 sqm
    - Expected completion 2009
  - Shanghai Multimedia Valley, Ling Shi area


Hangzhou Site Location
Shanghai-Hangzhou Maglev Station
To Airport
Qianjiang New Town (Hangzhou new CBD)
Subject Site
West Lake
Qiantang River

CapitaLand

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
Leverage on oil rich resource
Countries & rising affluence

New Markets
Planting seed

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 47% of total assets

Leading Mall Owner/Manager in Asia


Jin Niu Mall, Chengdu


La Park Mizue, Tokyo


Clarke Quay, Singapore

No. 1 retail mall manager/ owner in Singapore

The Group manages/ owns over 92 retail malls measuring more than 42.3 million sq ft

Singapore	16 malls
China	72 malls
Japan	5 malls
Malaysia	2 malls

Note: Figures based on operational malls owned/managed by Group, including pipeline of 35 retail malls with MOUs signed in Jan'07.

Pipeline of malls in China through JVs with:

- Shenzhen International Trust & Investment Company (SZITIC) for malls anchored by Wal-Mart
- Beijing Hualian Group for malls in Beijing and elsewhere in China


Xinwu Mall, Wuhu


Wangjing Mall, Beijing


VivoCity, Singapore

Retail – Singapore

Expanding Retail Presence

- **Own and manage Retail and Entertainment Zone of integrated hub at Vista Xchange, one-north**
  - — Total GFA of ~24,000 sq m
  - — Gross investment ~S$380m
  - — Direct connectivity to adjacent Buona Vista MRT; complement bustling Rochester and Holland Village enclaves
  - — Civic & Cultural Zone of integrated hub has 5,000-seat, world-class theatre
  - — Expected completion 2011





CapitaLand

Retail – Singapore

Premier Retail Concept

ion ORCHARD 'CENTRE OF GRAVITY' FOR RETAIL

- World's finest retail offering & flagship concept
- NLA of 660,000 sqft

- **ION²**
  - 33,000 sqft, sheltered public venue
- **ION Sky**
  - Observation deck on 55th and 56th floors
  - Venue for international shows and product launches
- **ION Art**
  - 5,300 sqft, Arts exhibition space


ION Sky


ION²

CapitaLand

Retail China...
Geographically Diversified in Multi-Tiered Cities

Currently, 33 retail malls across China
New Memorandums of Understandings[1] signed to acquire over 35 retail malls in major provinces/cities which include Beijing, Guangdong, Sichuan, Shandong & Inner Mongolia

Potentially own/manage over 70 retail malls across China



Jinyu Mall
Anzhen Mall
Jiulong Mall
Wangjing Mall
Anyang
Xinxiang
Zhengzhou Mall
Zibo
Weifang
Yangzhou
Mianyang
Chengdu
Deyang
Yibin
Kunshan
Qibao Mall
Xinwu Mall
Changsha
Chongqing
Yiyang
Nanchang
Quanzhou
Nanhai
Zhaoqing
Zhanjiang
Maoming
Zhangzhou
Foshan
Huiyang
Dongguan
Shenzhen
Shunde

- ☆ CapitaRetail China Trust (CRCT)
- ● CapitaRetail China Development Fund (CRCDF)
- ○ CapitaRetail China Incubator Fund (CRCIF)
- ○ CapitaLand (CL)

[1] *CapitaLand press release dated 15 January 2007*

CapitaLand

Retail – China's Funding Platform

CapitaRetail China Development Fund II (CRCDF II)

- Successfully closed with US$600 million (S$900 million) fund size
- Invest in China retail development projects
- CapitaLand holds 45%

...CRCDF II part of total US$1.6 billion to grow China retail real estate

- CapitaRetail China Development Fund I - US$600 million (S$900 million)
- CapitaRetail China Development Fund II - US$600 million (S$900 million)
- CapitaRetail China Incubator Fund - US$425 million (S$648 million)

CapitaRetail China Trust (REITS listed in S'pore)

Retail – China pipeline

Ownership	Operational	By 2007	By 2008	Total Malls
CRCT	7	-	-	7
CRCDF	6	4	10	20
CRCIF	1	0	4	5
CL	5	-	-	5
	19	4	14.0	37[1]

1. Current portfolio of 37 Retail Malls in China excluding 35 from MOU

Retail - China

Listed CRCT on track to achieve S$3.0b AUM by 2009

- **Injection of Xizhimen Mall (Beijing) into CapitaRetail China Trust (CRCT)**
  - S$336m consideration
  - 73,857 sq m Gross Rentable Area ("GRA") mall
  - 5.7% (FY08) & 6.4% (FY09) expected NPI yield
  - Option for CRCT to acquire "Phase 2" of mall (GRA: 11,539 sq m) with connectivity to MRT station and National Railway station





CapitaLand

Retail – China

Increasing Pipeline through Co-operative Agreement

- **Signed Co-operative Agreement with China Vanke Co.,Ltd**
  - Pipeline to strengthen retail footprint
  - Strategic partnership with China's largest residential developer
  - Acquire existing and new retail components within Vanke's townships
  - Strong endorsement of retail platform & on-ground delivery capabilities


VANKE 万科

Retail - Malaysia

Seed assets for proposed pure play Malaysian REIT

- **Gurney Plaza, Penang**
  - Total consideration : RM793.0m (S$346.8m)
  - NLA 700,000 sqft
- **MINES Shopping Fair, Selangor**
  - Total consideration : RM450.2m (S$196.9m)
  - NLA 650,000 sqft


Gurney Plaza, Penang


Mines Shopping Fair, Kuala Lumpur

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
Leverage on oil rich resource
Countries & rising affluence

New Markets
Planting seed

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 47% of total assets

CapitaLand

Financial Services

Two new funds

- **CapitaRetail China Development Fund II**
  - — Raised S$900m
  - — 3rd retail fund for China, making total fund size of US$1.6b
- **CapitaRetail India Development Fund**
  - — US$600m target
  - — Invest in retail development projects in India



3.1
6.0
8.5
14.3
15.7
0
3
5
8
10
13
16
2003
2004
2005
2006
3Q2007
REITS
Private Funds

-AUM includes ART & Ascott China Fund, which are managed by CapitaLand's subsidiary, The Ascott Group.

-Eureka Office Fund (AUM @ Jun'07: S$0.7B) was closed recently following the acquisition of the remaining 50% stake.

CapitaLand

Financial Services – Asia's Largest

Asia's largest property fund manager

- **Total of 5 REITs and 14 private real estate funds**

  4 new private funds closed year-to-date November 2007

  - Malaysia Commercial Development Fund : Fund size US$270m
  - Raffles City Bahrain Fund : Fund size US$350m
  - Ascott Serviced Residence (China) Fund : Fund size US$500m
  - CapitaRetail China Development Fund II : Fund size US$600m



CapitaLand

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
Leverage on oil rich resource
Countries & rising affluence

New Markets
Planting seed

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 47% of total assets

– Increased Presence, Greater Reach

THE ASCOTT GROUP

Largest Serviced Residences Owner-Operator outside the US
(19,500 units in 50 cities)

Recent Developments:

- **Ascott Serviced Residence (China) Fund**
  - Raised US$500m
  - Incubator fund to expedite development in China
- **JV with Mitsubishi Estate Company to acquire a prime site in Kyoto, Japan**
  - To be developed into 126-unit Citadines Kyoto Gojo
  - To be developed into 126-unit Citadines Kyoto Gojo
- **Acquired 99-year leasehold serviced residence at Wilkie Road**
  - Proposed 154-unit Citadines Singapore Mount Sophia
  - Targeted to open in 1H09
- **Secured 3 mgmt contracts in Kazakhstan and Georgia**
  - Total of 385 units


Somerset Al Fateh, Manama


Ascott Singapore Raffles Place

CapitaLand

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
Leverage on oil rich resource
Countries & rising affluence

New Markets/Products
Planting seed

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 47% of total assets

New Markets/Products - Residential

Thailand - Bangkok

- Villa Sathorn
  - — 80% sold (> 500 units) since launch in 3Q'07
- Upcoming launch - North Park Place
  - — 128 units condominium with hotel services

Vietnam – Ho Chi Minh City

- Maiden project "The Vista" successfully launched
  - — Phase 1&2 (>500 units) fully sold
- Acquired 3rd & 4th residential sites in Ho Chi Minh City
- 4 sites with pipeline of 2,800 homes


Villa Sathorn,
Bangkok


The Vista, Ho Chi Minh City


CAPITALAND
makes its mark in Vietnam

CapitaLand

New Markets/Products – Raffles City Developments



The Vista, Ho Chi Minh City

Raffles City

- Celebrated 21st Anniversary of Raffles City Singapore
  - An iconic landmark that had added to the unique Singapore brand and gained international recognition for itself and Singapore.
- Launch of new Raffles City logo

"CapitaLand has this spirit of enterprise to establish new frontiers, exporting the "Made in Singapore" Raffles City concept to other emerging cities in Asia and beyond." **MM Lee Kuan Yew, Guest-of-Honour**

New Markets/Products – Raffles City Developments

- **4 new RAFFLES CITY to add to Raffles City Singapore & Raffles City Shanghai:**
  - Raffles City BEIJING
  - Raffles City CHENGDU
  - Raffles City HANGZHOU
  - Raffles City BAHRAIN
- **Target 10 RAFFLES CITY Developments**



Raffles City Beijing



Raffles City Bahrain

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
Leverage on oil rich resource
Countries & rising affluence

New Markets
Planting seed

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 47% of total assets

New Business - ILEC (Macao Studio City)

- 1st ILEC project
  - Centrally located in Macao's upcoming Cotai Strip
  - Total cost estimated at US$2b (Effective stake of 20%)
  - Operator partners & world famous brand names : Playboy Enterprises, Ritz Carlton, Marriott & W Hotels
  - Commenced piling on site: end May 2007


Galaxy Mega Resort
Venetian Resort
Four Seasons
Shangri-La
Sheraton
Holiday Inn
Hilton/ Conrad
Fairmount Raffles
Ecological Reserve
Hengqin Island
Cotai Strip


Macao Studio City

New Business - GCC (Abu Dhabi)

- **JV (49/51) with Mubadala Development Company**
  - Prime 140 hectares integrated development, 15 minutes from city centre
  - Total project cost of US$4 billion – US$5 billion
  - Develop ~ 9,000 residential units over phases
  - Phase 1A cost ~ S$480 million



Corporate Initiatives



CSR - Green Initiatives

- Achievements to date:
  - 4 ASEAN Energy Awards
  - 13 S'pore BCA Green Mark Awards
  - 1 HK-BEAM Award
  - 1 Green Building Award (China)
- Green Committee to spearhead initiatives
- To attain ISO14000 certification Group-Wide (for environmental management systems)

GREEN MARK

HK-BEAM

Property giant CapitaLand's green efforts pay off as it clinches 10 out of 27 Green Mark awards
The Straits Times, 11 May 2007


Gold for green

CSR – Corporate Philanthropy

CapitaLand FOUNDATION

Focus on underprivileged children

- Supported charities – Beyond Social Services, Pathlight School, Children's Cancer Foundation, Rainbow Centre, S'pore Autism School, Mainly I Love Kids (MILK)
- **China**. Building 2 new Hope Schools in Sichuan & Guangdong Province to be completed by Sep 2008. Total of 5 Hope School
- **Thailand**. Building 3 School Farms in Nang Rong District, NE region of Thailand



- Volunteer teaching by CapitaLand staff over 10 days
- " Building for Tomorrow" Book - inspired by the online interest on the 10 day volunteer programme



Building People



- **CapitaLand Institute of Management and Business**
  - Invest in management bench strength
- **Learning & development institute**
  - Imbue CapitaLand's core values in employees
  - Equip employees with the knowledge, skills & attitudes needed to excel in a dynamic environment

CLIMB
Building People

Networking

Leadership Development

Learning & Development Programs
(General executive management programs)

Reinforcing CapitaLand's Core Values

Thank You



CapitaLand

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-Nov-2007 18:39:06
Announcement No.	00168

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Quill Capita Trust - 3Q Financial Results for the period ended 30 September 2007"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.QCT.3Q07.Results.12Nov07.pdf Total size = **870K** (2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (As manager of CCT)
Date & Time of Broadcast	12-Nov-2007 18:09:58
Announcement No.	00153

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - 3Q Financial Results for the Period Ended 30 September 2007
Description	The announcement issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments:	QCT3Qbursatemplate.pdf 121107QCT3Qresults.pdf 121107QCT3Qnotes.pdf Total size = **768K** (2048K size limit recommended)

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Form Version 2.0

Financial Results

Submitted by QUILL CAPITA TRUST on 12/11/2007 05:09:05 PM
Reference No QC-071029-60154

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Quill Capita Trust

* Stock name : QCAPITA

* Stock code : 5123

* Contact person : Corinne Tan

* Designation : Finance & Compliance Manager

Part A1 : QUARTERLY REPORT

* Financial Year End : 31/12/2007

* Quarter : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

* Quarterly report for the financial period ended : 30/09/2007

* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

QCT 3Q results.pd QCT 3 Q notes.pd

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2007	30/09/2006	30/09/2007	30/09/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	7,390	0	19,310	0

2	Profit/(loss) before tax	4,901	0	12,213	0
3	Profit/(loss) for the period	4,901	0	12,211	0
4	Profit/(loss) attributable to ordinary equity holders of the parent	4,901	0	12,211	0
5	Basic earnings/(loss) per share (sen)	1.66	0.00	4.74	0.00
6	Proposed/Declared dividend per share (sen)	0.93	0.00	3.99	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	1.0600	0.8000

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE QUARTER ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Current Year	Preceding Year Corresponding	Current Year	Preceding Year
	Quarter 30.09.2007	Quarter 30.09.2006 *	To Date 30.09.2007	To Date 30.09.2006 *
	RM	RM	RM	RM
TOTAL INCOME				
Gross rental	7,389,531	N/A	19,310,118	N/A
Property operating expenses	(1,024,525)	N/A	(2,742,748)	N/A
Net rental income	6,365,006	N/A	16,567,370	N/A
Interest income	358,756	N/A	565,826	N/A
	6,723,762	N/A	17,133,196	N/A
TOTAL EXPENDITURE				
Manager's fee	(682,572)	N/A	(1,619,905)	N/A
Trustee's fee	(21,971)	N/A	(54,309)	N/A
Borrowing costs	(1,017,398)	N/A	(3,021,401)	N/A
Auditors' remuneration	(23,960)	N/A	(66,880)	N/A
Tax agent's fee	(5,885)	N/A	(18,645)	N/A
Administrative expenses	(71,372)	N/A	(138,861)	N/A
	(1,823,158)	N/A	(4,920,001)	N/A
INCOME BEFORE TAX	4,900,604	N/A	12,213,195	N/A
TAXATION	-	N/A	(2,650)	N/A
INCOME AFTER TAXATION	4,900,604	N/A	12,210,545	N/A
INCOME DISTRIBUTION				
-Distribution of Income	(2,213,830)	N/A	(9,523,771)	N/A
	2,686,774	-	2,686,774	-
Income distribution per unit (a)				
Gross (sen)	0.93	N/A	3.99	N/A
INCOME AFTER TAXATION IS MADE UP OF THE FOLLOWING :				
Realised	4,900,604	N/A	12,210,545	N/A
Unrealised	-	N/A	-	N/A
EARNINGS PER UNIT (b)				
- after manager's fees (sen)	1.66	N/A	4.74	N/A
- before manager's fees (sen)	1.90	N/A	5.37	N/A

* The Trust was constituted under a Deed dated 9 October 2006 and listed on 8 January 2007, thus no comparative figures are available.

(a) Income Distribution per unit relates to the distribution of distributable income for the period 1/1/07 to 27/8/07 to the 238,691,000 units before the new units of 151,440,000 were issued .
The said distribution has been paid on 17 September 2007.
The distributable income from 28 /8/07 onwards will be included in the next income distribution .

(b) Earnings per unit ("EPU")is computed based on average units in circulation of 294,657,957 units for the quarter, and 257,551,659 units for the cumulative quarter . These are not representative of the earnings a unitholder can expect due to :(i) the use of weighted average number of units in circulation (taking into account the issuance of new units of 151,440,000) in the computation of the EPU, and (ii) the distribution that has been made as per (a) above.

The Condensed Income Statement should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED BALANCE SHEET
FOR THE QUARTER ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
	30.09.2007	31.12.2006
	RM	RM
NON-CURRENT ASSETS		
Real estate properties	490,883,418	276,000,000
CURRENT ASSETS		
Trade and other receivables	2,437,796	4,516,419
Deposits with licensed financial institution	28,536,245	9,999,000
Cash and bank balances	2,293,055	753
	33,267,096	14,516,172
CURRENT LIABILITIES		
Provision for income distribution	-	1,178,634
Trade and other payables	7,393,503	5,766,448
Borrowings	90,547,068	89,533,446
Provision for taxation	-	15,000
	97,940,571	96,493,528
NET CURRENT LIABILITIES	(64,673,475)	(81,977,356)
NON-CURRENT LIABILITIES		
Security deposits	12,590,747	8,021,844
NET ASSETS	413,619,196	186,000,800
Represented by:		
UNITHOLDERS' FUND		
Unitholders' capital	410,932,422	186,000,800
Undistributed income	2,686,774	-
	413,619,196	186,000,800
NET ASSET VALUE PER UNIT	1.06	0.80
NUMBER OF UNITS IN CIRCULATION	390,131,000	232,501,000

The Condensed Balance Sheet should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN NET ASSET VALUE
FOR THE QUARTER ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Unitholders' Capital	Distributable Undistributed Income	Total
	RM	RM	RM
As at 1 January 2007	186,000,800	-	186,000,800
Issuance of units upon listing on 3 Jan 2007	5,199,600	-	5,199,600
Issuance of new units on 28 August 2007	225,948,480	-	225,948,480
Listing and issuance of new units expenses	(6,216,458)	-	(6,216,458)
Net income for the period	-	12,210,545	12,210,545
Distribution to Unitholders	-	(9,523,771)	(9,523,771)
As at 30 September 2007	410,932,422	2,686,774	413,619,196

The Condensed Consolidated Statement of Changes in Net Asset Value should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE QUARTER ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	CURRENT YEAR TO DATE 30.09.2007 RM	PRECEDING YEAR TO DATE 30.09.2006 * RM
CASH FLOW FROM OPERATING ACTIVITIES		
Income before tax	12,213,195	N/A
Adjustment for:		
Accretion of interest expenses	2,772,829	N/A
Transaction costs & credit facility costs	248,572	N/A
Interest income	(565,826)	N/A
Operating income before working capital changes	14,668,770	N/A
Decrease / (increase) in receivables	(2,348,955)	N/A
(Decrease) / increase in payables	3,968,245	N/A
Cash generated from operating activities	16,288,060	N/A
Income tax paid	(17,650)	N/A
Net cash generated from operating activities	16,270,410	N/A
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of investment properties	(209,253,629)	N/A
Interest received	546,282	N/A
Net cash used in investing activities	(208,707,347)	N/A
CASH FLOW FROM FINANCING ACTIVITIES		
Net proceeds from issuance of units	225,781,258	N/A
Distribution to unitholders	(10,702,405)	N/A
Finance Cost	(1,812,369)	N/A
Proceed from borrowings	-	N/A
Net cash generated from financing activities	213,266,484	N/A
NET INCREASE IN CASH AND CASH EQUIVALENTS	20,829,547	N/A
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,999,753	N/A
CASH AND CASH EQUIVALENTS AT END OF PERIOD	30,829,300	N/A
Cash and cash equivalents at end of period comprises:		
Deposit with licensed financial institution	28,536,245	N/A
Cash and bank balances	2,293,055	N/A
	30,829,300	N/A

* The Trust was constituted under a Deed dated October 2006 and listed on 8 January 2007, thus no comparative figures are available.

The Condensed Cash Flow Statement should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanatory notes to the interim financial statements.

QUILL CAPITA TRUST

A1 BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention except for investment in real estate properties which is stated at fair value.

The financial statements comply with the applicable Financial Reporting Standards in Malaysia , provisions of The Deed and the Securities Commission's Guidelines on Real Estate Investment Trusts.

A2 BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of QCT and its wholly -owned special entity ("SPE") . The special purpose entity is established for the specific purpose of raising financing on behalf of QCT for the acquisition of real estate properties and single -purpose companies. QCT does not have any direct or indirect shareholdings in these entities. An SPE is consolidated if, based on an evaluation of the substance of its relationship with QCT and the SPE's risks and rewards, QCT concludes that it controls the SPE. SPEs controlled by QCT were established under the terms that impose strict limitations on the decision-making powers of the SPE 's management resulting in QCT receiving all of the benefits related to SPE 's operations and net assets.

A3 AUDIT REPORT OF PRECEDING FINANCIAL YEAR ENDED 31 DECEMBER 2006

The audit report of the financial statements for the preceding year ended 31 December 2006 was not qualified.

A4 SEASONALITY OR CYCLICALITY OF OPERATIONS

The business operations of QCT are not materially affected by any seasonal or cyclical factor.

A5 EXCEPTIONAL OR UNUSUAL ITEMS

During the current quarter under review, there was no item of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of QCT.

A6 CHANGES IN ESTIMATES OF AMOUNTS REPORTED

This is not applicable as there was no estimate of amounts reported.

A7 CHANGES IN DEBT AND EQUITY

151,440,000 new units were issued by way of private placement and listed on the main board of Bursa Malaysia Securities Berhad on 3 September 2007. The proceeds of the said placement will be utilised for :

-settlement of purchase consideration of Wisma Technip and the retail and carpark lots of Plaza Mont' Kiara, the SPAs of which were duly completed on 3 September 2007 ;
-capital expenditure
-working capital of QCT
-defraying expenses for the private placement and property acquisition related expenses
-paring down future borrowing

Save as disclosed, there was no other issuance, cancellation, repurchase, resale and repayment of debt and equity securities for the current quarter and year to date.

A8 INCOME DISTRIBUTION POLICY

In line with the Trust deed dated 9 October 2006, the Trust intends to distribute 100% of its distributable income at least semi-annually or at any such interval as may be determined by the Manager.

A9 SEGMENT REPORTING

No segment information is prepared as QCT's activities are predominantly in one industry segment and situated predominantly in Malaysia.

A10 VALUATION OF INVESTMENT PROPERTIES

For the quarter under review , there were no changes in the fair value of the investment properties of QCT .

A11 SIGNIFICANT EVENTS DURING THE QUARTER ENDED 30 SEPTEMBER 2007

i) Completion of acquisition of new properties

On 3 September 2007, the SPAs for the purchase of Wisma Technip for RM 125 million and commercial shops and carpark lots of Plaza Mont' Kiara for RM 90 million were duly completed .

The announcement on the completion of the SPAs were made on 3 September 2007 to Bursa Malaysia Securities Berhad .

ii) Proposed private placement

The Manager has, in the Circular to Unitholders dated 16 July 2007, proposed issuance of up to 251,440,000 new units in QCT , the proceeds of which will be utilised for :

-settlement of purchase consideration of Wisma Technip and the retail and carpark lots of Plaza Mont' Kiara, the SPAs of which were duly completed on 3 September 2007 ;
-capital expenditure
-working capital of QCT
-defraying expenses for the private placement and property acquisition related expenses
-paring down future borrowing

The proposed private placement of new units was approved at the unitholders meeting convened on 8 August 2007 , and the first tranche of 151,440,000 new units were listed on Bursa Malaysia Securities Berhad on 3 September 2007. Gross proceeds received amounted to RM 225.9 million.

iii) Proposed increase in Fund Size

The Manager's proposal to increase the fund size of QCT from 238,691,000 to the proposed fund size of up to 490,131,000 units is to accommodate the increase in units pursuant to the proposed private placement.

The said proposal was approved by the unitholders at the Unitholders' meeting convened on 8 August 2007.

SIGNIFICANT EVENTS (CONT'D)

iv) Proposed amendment to the Deed of Trust of QCT

The Manager, in the Circular to Unitholders dated 16 July 2007, proposed to amend the Deed to effectively increase the potential investment opportunities for QCT in the Malaysian property market and allow more flexibility in the selection of QCT portfolio mix to achieve optimal returns for unitholders. The Manager had proposed to amend the objectives and authorised investments clauses in the Deed, by way of a supplemental deed.

The proposal was approved by the unitholders at the Unitholders' Meeting convened on 8 August 2007, and the Deed had since been amended.

A12 SIGNIFICANT EVENT SUBSEQUENT TO THE QUARTER ENDED 30 SEPTEMBER 2007

There were no significant events subsequent to the quarter ended 30 September 2007.

A13 CHANGES IN CONTINGENT LIABILITIES

There is no contingent liabilities to be disclosed.

B1 REVIEW OF PERFORMANCE

QCT recorded RM7.39 million and RM4.9 million of revenue and profit before tax respectively for the quarter ended 30 Sept 2007.

B2 COMPARISON WITH PRECEDING QUARTER

	Current Quarter ended 30 Sept 2007 RM	Preceding Quarter ended 30 June 2007 RM
Total Revenue *	7,389,531	5,718,374
Profit before tax	4,900,604	3,670,630
Profit after tax	4,900,604	3,677,980
Provision for income distribution	-	-

*The total revenue for the quarter ended 30 Sept 2007 was more than the revenue of the preceding quarter mainly due to rentals from the 2 newly acquired properties, Wisma Technip and the commercial and carpark lots of Plaza Mont ' Kiara that have accrued to QCT from 3 September 2007, and the reclassification of. costs recoverable from tenants out from the revenue of the last quarter .

B3 PROSPECTS

Barring unforeseen circumstances, QCT is expected to achieve performance for FY 2007 in line with the projections made in the prospectus dated 10 December 2006, and the forecast as disclosed in the Circular to Unitholders dated 16 July 2007.

B4 Variances

The results for the third quarter ended 30 September 2007 is within the expectation of the Trust and is in line with the projections disclosed in the prospectus dated 10 December 2006 and the forecast as disclosed in the Circular to Unitholders dated 16 July 2007.

B5 TAXATION

The breakdown of the tax components is as follows:

	Current Quarter RM	Period To Date RM
Provision for current quarter's profits	-	-
Write- back of over provision	-	-
Under provision of prior year tax expense	-	2,650
Tax expense/(write -back) for the period	-	2,650

Previously, undistributed income of a REIT would be subject to income tax whereas the income distributed would be exempt from tax. With the amendment to Section 61A of the Income Tax Act 1967, effective from Year of Assessment 2007 , the undistributed income of a REIT will also be exempt from income tax provided that the REIT distributes 90% or more of its total income for the year. If the REIT is unable to meet the 90% distribution criteria, the entire taxable income of the REIT for the year would be subject to income tax.

As mentioned in the prospectus dated 11 Dec 2006, QCT intends to distribute 100% of its distributable income in 2007.

For the income distribution paid on 17 September 2007 (the "Cumulative Distribution ") , 99.63% of the distributable income for the period 1 January 2007 to 27 August 2007 was distributed. As such, the 90% criteria is met and thus no provision for tax has been made in the period todate . Please refer to Note B12 for further details of the distribution.

A reconciliation of income tax expense applicable to income before taxation at the statutory income tax rate to income tax expense at the effective income tax rate of QCT is as follows:

	Current Quarter RM	Period To Date RM
Income before taxation	4,900,604	12,213,195
Taxation at Malaysian statutory tax of 27%	1,323,163	3,297,563
Expenses not deductible for tax purposes		
Income exempted from tax	(1,323,163)	(3,297,563)
Underprovision of prior year tax		2,650
Write-back of over provision		
Tax expense for the period	-	2,650

B6 PROFITS ON SALE OF INVESTMENTS IN UNQUOTED SECURITIES /PROPERTIES

There was no disposal of investments in unquoted securities during the current quarter and the period todate.

B7 PARTICULARS OF PURCHASE OR DISPOSAL OF INVESTMENT IN QUOTED SECURITIES

There was no purchase or disposal of investment in quoted securities during the current quarter and the period-to-date.

B8 STATUS OF CORPORATE PROPOSAL

Save as disclosed in Note A 7 above, there was no other corporate proposals in the period -to-date.

B9 BORROWING AND DEBT SECURITIES

	Current Quarter RM
Face value	91,900,000
Discount	(1,812,368)
Net discounted value	90,087,632
Less : Transaction costs	(748,810)
Add: amortisation of interest expense	1,208,246
	90,547,068

QCT has through its wholly owned special purpose vehicle, Gandalf Capital Sdn Bhd, drawndown net proceeds of RM 90,067,992 from the CPs/MTNs programme on 1 December 2006, of which RM 90M was utilised to part finance the acquistion of Quill Building 1, Quill Building 2 , Quill Building 3 and Quill Building 4 (" Quill Buildings").

The said CPs were rolled over on 31 May 2007. The Manager is of the opinion that the CPs/MTNs will be available throughout the period. The effective interest rate on QCT's borrowings is 3.995% until 30 November 2011.

B10 OFF BALANCE SHEET FINANCIAL INSTRUMENTS

Other than as disclosed below, QCT has no financial instruments with off balance sheet risks as at the latest practicable date from the date of issuance of this report that may materially affect the position or business of QCT.

As part of the active interest rate management strategy of QCT, the Manager has recommended to theTrustee that it should enter into an interest rate swap ("IRS") arrangement to lock in fixed interest rate from the current floating interest rate.

Pursuant to the Manager's recommedation, the Trustee has authorised the Manager to enter into an IRS arrangement based on RM 90 million of the underlying CPs. On 18 April 2007, the IRS arrangement was entered into by the Manager with a licensed fiancial institution ("The Bank") whereby the interest rate is fixed at 3.745% until 30 November 2011. As such, QCT will pay a fixed rate of 3.995% p.a from 31 May 2007 to 30 November 2011 (including a credit spread of 0.25% p.a).

The said IRS was announced on 18 April 2007 to Bursa Securities Malaysia Berhad.

The net difference between the floating rate and the fixed rate will be settled between QCT and The Bank semi-annually. Where the fixed rate is higher than the floating rate, the net difference will be payable by QCT to The Bank and where the fixed rate is lower than the floating rate, the net difference will be paid by The Bank to QCT.

The net difference between the fixed rate and the floating rate is charged to the P&L over the 6 -month period.

B11 MATERIAL LITIGATION

There was no pending material litigation as at the latest practicable date from the date of issuance of this report.

B12 INCOME DISTRIBUTION

In line with the Trust Deed dated 9 October 2006, for the first three financial years from 2006 to 2008, QCT intends to distribute 100% of its distributable income at least semi-annually, or at such other intervals as the Manager may determine.

There was a distribution originally scheduled to take place by 30 August 2007 in relation to the distributable income for the period 1 January 2007 to 30 June 2007 (the "Scheduled Distribution"). However, in conjunction with the placement of new units as disclosed in Note A 7 and Note A 11 above as well as in the Circular to Unitholders dated 16 July 2007 , the Manager has paid on 17 September 2007, in lieu of the Scheduled Distribution, a distribution of the distributable income for the period from 1 January 2007 to 27 August 2007, the day immediately preceding the date on which the new units are issued under the proposed placement of new units (which was on 28 August 2007) , (the "Cumulative Distribution ").

The Cumulative Distribution is a means to ensure fairness to existing unitholders , and at the same time to avoid the additional costs of making two distributions within a short span of time. By implementing the Cumulative Distribution, the distributable income accrued by QCT up to the day preceding the date of issue of new units (which, at that point in time, were entirely attributable to the existing units), were only distributed in a single distribution in respect of the existing units . The new units were not entitled to the Cumulative Distribution.

Details of the Cumulative Distribution which was paid on 17 September 2007 are as follows:

	RM
Rental income from 1/1/07 to 27/8/07 :	15,655,946
Interest income from 1/1/07 to 27/8/07:	271,239
	15,927,185
Expenses:	(6,365,166)
Tax :	(2,650)
Total distributable income for the period 1/1/07 to 27/8/07	9,559,369
Distributed income for the period 1/1/07 to 27/8/07	9,523,771
(approximately 99.63% of the total distributable income)	
of which :	
Taxable distributable income:	9,252,532
Tax exempt distributable income:	271,239
Total units in circulation as at 27/8/07	238,691,000
Gross DPU (sen)	3.99
Net DPU (sen)	**

** Income distributed to individuals, non-resident companies, foreign institutional investors and unitholders other than resident companies are subject to withholding tax.

Other than the Cumulative Distribution as mentioned above which was paid on 17 September 2007, there is no other income distribution declared during the quarter . The distributable income from 28/8/07 onwards will be included in the next income distribution.

BY ORDER OF THE BOARD

LEE FONG YONG
COMPANY SECRETARY
Quill Capita Management Sdn Bhd
(Company No: 737252-X)
(As Manager of Quill Capita Trust)
Kuala Lumpur

Dated : 12 November 2007

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-Nov-2007 19:11:12
Announcement No.	00194

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "Approval in-principle for the listing of new units"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCT.AIP.EquityFundRaising.12Nov07.pdf Total size = **75K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ANNOUNCEMENT

APPROVAL IN-PRINCIPLE FOR THE LISTING OF NEW UNITS

Further to the announcement dated 18 October 2007 relating to the proposed acquisition of Xizhimen Mall (the "**Proposed Acquisition**"), CapitaRetail China Trust Management Limited (the "**Manager**"), the manager of CapitaRetail China Trust ("**CRCT**"), is pleased to announce that approval in-principle has been obtained from Singapore Exchange Securities Trading Limited (the "**SGX-ST**") today for the listing and quotation on the Main Board of the SGX-ST of new units in CRCT (the "**New Units**") which are proposed to be issued under an equity fund raising by the Manager (the "**Equity Fund Raising**"). The Equity Fund Raising is intended to raise proceeds to partly finance the Proposed Acquisition, with the balance to be utilised for CRCT's working capital and capital expenditure purposes. The SGX-ST's approval in-principle is granted on the basis that the Equity Fund Raising will be completed by no later than 31 January 2008 and is not an indication of the merits of CRCT, the Equity Fund Raising, the Proposed Acquisition, the New Units, the waivers which have been granted by the SGX-ST in connection with the placement of New Units to CapitaLand Limited and/or any of its subsidiaries, CapitaMall Trust, certain substantial unitholders of CRCT ("**Unitholders**") and the directors of the Manager and their immediate family members.

The circular to Unitholders ("**Unitholders' Circular**") for the purpose of seeking their approval for, among others, the Proposed Acquisition, the issue of New Units under the Equity Fund Raising and placement of New Units to certain potential placees as described above will be dispatched to Unitholders in due course.

BY ORDER OF THE BOARD

CapitaRetail China Trust Management Limited
(Company Registration No. 200611176D)
As manager of CapitaRetail China Trust

Kannan Malini
Company Secretary
Singapore
12 November 2007

Important Notice

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in CRCT ("**Units**"). This Announcement is qualified in its entirety by, and should be read in conjunction with, the full text of the Unitholders' Circular. Terms not defined in this Announcement adopt the meanings in the Unitholders' Circular to be dispatched in due course.

The value of the Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

The New Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) and, subject to certain exceptions, may not be offered or sold within the United States, to and/or for the benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933 (as amended)).

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) CASUARINA GROUP PTE. LTD.
(II) FERNWOOD INVESTMENTS PTE. LTD.
(III) SUNVALE INVESTMENTS PTE. LTD.
(IV) WINSVALE INVESTMENTS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:-

Name	:	Casuarina Group Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share
Name	:	Fernwood Investments Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share
Name	:	Sunvale Investments Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share
Name	:	Winsvale Investments Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
16 November 2007

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Nov-2007 19:29:19
Announcement No.	00139

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Cumulative distribution per unit and payment date"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.Annc.NoticeoffinalDPU.16Nov07.pdf Total size = **71K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

CUMULATIVE DISTRIBUTION PER UNIT AND PAYMENT DATE

Further to its announcement dated 29 October 2007 in relation to the distributable income of CapitaMall Trust ("**CMT**") for the period from 1 July 2007 to 6 November 2007 (the "**Cumulative Distribution**"), the Board of Directors of CapitaMall Trust Management Limited, as manager of CMT (the "**Manager**"), is pleased to announce that the Cumulative Distribution per unit in CMT will be 4.88 cents comprising:-

(i) distribution out of capital (the "**capital component**") of 0.13 cents; and
(ii) distribution of taxable income (the "**taxable income component**") of 4.75 cents.

The date of payment of the Cumulative Distribution will be 29 November 2007.

(i) CAPITAL COMPONENT OF THE CUMULATIVE DISTRIBUTION

The capital component arises from CMT's 20% investment in CapitaRetail China Trust ("**CRCT**"). CMT received a total capital distribution of approximately S$3.1 million from CRCT for the period from 23 October 2006 to 30 June 2007 of which approximately S$2.2 million has been included in the Cumulative Distribution. As CMT receives distribution from CRCT on a semi-annual basis, CMT is distributing the capital distribution received over two quarters.

The capital component of the Cumulative Distribution is treated as a return of capital to Unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For Unitholders who are liable to Singapore income tax on profits from sale of CMT units, the amount of capital component will be applied to reduce the cost base of their CMT units for Singapore income tax purposes.

(ii) TAXABLE INCOME COMPONENT OF THE CUMULATIVE DISTRIBUTION

The taxable income component of the Cumulative Distribution is a distribution of income to Unitholders for Singapore income tax purposes. Tax will be deducted at source from the taxable income component in certain circumstances.

Please refer to the announcement dated 29 October 2007 for details of the declarations for the Cumulative Distribution for Singapore tax purposes.

For enquiries, please contact Ms Tong Ka-Pin at 6536 1188 or email: tong.ka-pin@capitaland.com.sg or visit our website at <www.capitamall.com>.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
16 November 2007

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaLand

News Release

For Immediate Release
17 November 2007

CapitaLand Hope Foundation and CapitaLand Retail partner UNICEF and Singapore's Community Chest in Inaugural Charity Drive

CapitaLand Hope Foundation pledges a total sum of S$500,000

Singapore, 17 November 2007 – CapitaLand Limited ("CapitaLand"), through CapitaLand Retail Limited ("CapitaLand Retail") and CapitaLand Hope Foundation ("CHF"), is partnering with Community Chest and the United Nations Children's Fund (UNICEF) to officially launch a cross border "Building for Our Future" charity drive that spans Singapore, China, Japan and Malaysia. Under this initiative, in Singapore, selected children's charities supported by Community Chest will be key beneficiaries while overseas, in China, Japan and Malaysia, the United Nations Children's Fund (UNICEF) will be the sole beneficiary. The inaugural charity programme was officially launched by the President of Singapore, Mr S R Nathan, at Plaza Singapura, in conjunction with the Orchard Road Christmas light-up 2007. The official launch was attended by over 300 guests comprising Ambassadors to various countries, Singapore Government officials, representatives from various charitable organisations, local and foreign corporate organisations, Singapore and international media, and CapitaLand Retail's tenants.

Mr Pua Seck Guan, CEO of CapitaLand Retail Limited, said, "We are pleased to partner with Community Chest and the United Nations Children's Fund (UNICEF) in this extremely meaningful charity drive through our newly established CapitaLand Retail Care+ Series. CapitaLand Retail Care+ Series is a dedicated programme established with the aim to further our corporate social responsibility goals, particularly in countries where we operate. We believe in having a leadership position not only for our retail mall operations in Asia but also a strong position in corporate social responsibilities particularly in countries where we operate. Launching this inaugural event to tie-in with the season of giving at Plaza Singapura, the first shopping mall in Orchard Road makes this a memorable milestone. We look forward to the active participation of our shoppers to make this Christmas extra special for the children supported by the beneficiary institutions."

Mr Lim Chin Beng, Chairman of CapitaLand Hope Foundation, said, "CapitaLand Hope Foundation is glad to support Community Chest and UNICEF this year. Christmas is a time for sharing and caring. We are happy that we are playing our part to help children in Singapore and other parts of Asia. Children are our hope for the future and hence, CapitaLand Hope Foundation's focus is to support underprivileged children in their educational, healthcare and living needs."

Mechanics of "Building for Our Future"

"Building for Our Future" programme will run concurrently in seven CapitaLand Retail malls across four countries, namely Singapore, China, Japan and Malaysia. In Singapore, every S$50 spent at the participating malls will entitle shoppers a chance to build a Christmas ornament, using LEGO bricks sponsored by LEGO, to be hung on the charity Christmas tree at the participating mall. CHF will donate S$5 for every Christmas ornament displayed on the Christmas tree at the end of the charity drive period. All donations collected from Singapore will be given to selected children charities supported by Community Chest. Donations from the other three countries will be donated to the United Nations Children's Fund (UNICEF). CHF is pledging a total sum of S$500,000 for this inaugural series which end on Christmas Day, 25 December 2007.

Mechanics Outline At Each Participating Mall

Building For Our FUTURE @CAPITALAND MALLS 2007

Country	Participating Mall	Participating Period	Minimum Spend	Donation per Ornament Built
Singapore	▪ Plaza Singapura ▪ IMM ▪ Tampines Mall	▪ 18 - 25 November ▪ 1 – 9 December ▪ 15 - 25 December	Every S$50	S$5
China	▪ Wangjing Mall, Beijing ▪ Raffles City Shanghai	▪ 1 – 9 December ▪ 15-25 December	Every RMB100	RMB10
Japan	▪ ViVit SQUARE, Greater Tokyo	▪ 15&16, 22-24 December	Every JPY2,000	JPY200
Malaysia	▪ Gurney Plaza, Penang	▪ 2 – 15 December	Every RM100	RM10

Supported By:

CapitaLand Retail Care series MAKING A DIFFERENCE CapitaLand Hope FOUNDATION

About the CapitaLand Hope Foundation

The CapitaLand Hope Foundation was officially launched on 21 November 2005 in conjunction with the CapitaLand 5th Anniversary Celebration. It furthers CapitaLand's corporate social responsibility commitment to fulfill CapitaLand's credo of "Building People" - to build not only offices, homes and malls, but also a better future for underprivileged children. This is one of the first foundations created by a Singapore real estate company. The Group was also one of the first companies in Singapore to extend three days volunteer service leave to all staff each year. CapitaLand allocates 0.5% of the Group's net profit to the Foundation every year. CapitaLand Hope Foundation's focus is to support programmes for the education, healthcare and shelter needs of underprivileged children.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

Jointly Issued by CapitaLand Limited (Company Registration No. *198900036N*)

17 November 2007

Media Contact
Tong Ka-Pin
Communications
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 6823 3210
Email : harold.woo@capitaland.com.sg

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

**ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY
GUANGZHOU CAPITALAND PROPERTY MANAGEMENT CO., LTD.**

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	Guangzhou CapitaLand Property Management Co., Ltd.
Principal Activity	:	Property Management and Consulting
Registered Capital	:	RMB3 million

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
19 November 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Nov-2007 17:31:44
Announcement No.	00057

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Establishment of S$1,000,000,000 Multicurrency Medium Term Note Programme"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.MTNprogramme.20Nov07.pdf Total size = **21K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

ESTABLISHMENT OF S$1,000,000,000 MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

CapitaCommercial Trust Management Limited (the "**Company**"), as manager of CapitaCommercial Trust ("**CCT**"), wishes to announce that CCT MTN Pte. Ltd. (the "**Issuer**"), a wholly-owned subsidiary of HSBC Institutional Trust Services (Singapore) Limited (in its capacity as trustee of CCT) (the "**CCT Trustee**"), has established a S$1,000,000,000 Multicurrency Medium Term Note Programme (the "**MTN Programme**") and that in connection therewith, the Company has appointed DBS Bank Ltd. to act as the arranger and the dealer of the MTN Programme.

Under the MTN Programme, the Issuer may from time to time issue notes in series or tranches in Singapore dollars, United States dollars or any other currency as may be agreed between the relevant dealer of the MTN Programme and the Issuer (the "**Notes**"). Each series or tranche of Notes may be issued in various amounts and tenors, and may bear fixed, floating or variable rates of interest. Hybrid Notes or zero coupon Notes may also be issued under the MTN Programme. Apart from subordinated obligations and priorities created by law, the Notes shall constitute direct, unconditional, unsecured and unsubordinated obligations of the Issuer ranking *pari passu*, without any preference or priority among themselves, and *pari passu* with all other present and future unsecured obligations. All sums payable in respect of the Notes will be unconditionally and irrevocably guaranteed by the CCT Trustee.

The net proceeds from the issue of the Notes (after deducting issue expenses) will be on-lent by the Issuer to the CCT Trustee. It is further intended that the CCT Trustee will use the proceeds of each loan advanced by the Issuer to refinance existing borrowings, to finance/refinance investments of the CCT Trustee, to on-lend to any trust, fund or entity in which the CCT Trustee has an interest, to finance/refinance any asset enhancement works initiated by the CCT Trustee or such trust, fund or entity in which the CCT Trustee has an interest and for the general working capital of the CCT Trustee.

Upon establishment of the MTN Programme, the MTN Programme has been assigned a rating of "Baa1" by Moody's Investors Service. A rating is not a recommendation to buy, sell or hold securities, does not address the likelihood or timing of prepayment, if any, or the receipt of default interest and may be subject to revision or withdrawal at any time by the assigning rating organisation.

Application has been made to the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for permission to deal in and quotation for any Notes which are agreed at the time of issue thereof to be so listed on the SGX-ST. Such permission will be granted when such Notes have been admitted to the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission to the Official List of the SGX-ST and quotation of any Notes on the SGX-ST is not to be taken as an indication of the merits of the Company, its subsidiaries, its associated companies or such Notes.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
20 November 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISSOLUTION OF CANARY RIVERSIDE GROUP OF COMPANIES

Further to its announcement dated 16 August 2006, CapitaLand Limited ("CapitaLand") wishes to announce that the following dormant indirect subsidiaries, which had been placed under members' voluntary liquidation, have been dissolved.

1. Canary Riverside Holdings Pte Ltd
2. Canary Riverside Development Pte Ltd
3. Canary Riverside Estate Pte Ltd
4. Canary Riverside Hotel Pte Ltd
5. Canary Riverside Investments Pte Ltd
6. Canary Riverside Properties Pte Ltd
7. CR Hotel Investment Pte Ltd

The dissolution of the above companies is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
20 November 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Nov-2007 12:53:28
Announcement No.	00030

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Acquisition of indirectly wholly-owned subsidiary"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	Ascott.Newsrelease.SomersetAmpang.21Nov07.pdf Ascott.Annc.SomersetAmpang.21Nov07.pdf Total size = **442K** (2048K size limit recommended)

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THE
ASCOTT
GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No: 197900881N

ANNOUNCEMENT

ACQUISITION OF INDIRECTLY WHOLLY-OWNED SUBSIDIARY

The Board of Directors of the Ascott Group Limited wishes to announce the acquisition of the following indirectly wholly-owned subsidiary (the "Acquisition"):

Somerset Ampang (Malaysia) Sdn Bhd

Country of Incorporation	:	Malaysia
Principal Activity	:	Property Investment
Issued and Paid-up Share Capital	:	MYR 2.00

The consideration for the Acquisition is MYR2.00.

The above transaction is not expected to have any material impact on the net tangible assets and earnings per share of the Ascott Group for the financial year ending 31 December 2007.

By Order of the Board

Hazel Chew/ Lam Chee Kin
Joint Company Secretaries
21 November 2007

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.the-ascott.com

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

For Immediate Release

News Release

ASCOTT BUYS SERVICED RESIDENCE IN KUALA LUMPUR'S BUSINESS AND LIFESTYLE DISTRICT

Ascott to capture larger market share in Malaysia with sixth property

Singapore, 21 November 2007 – The Ascott Group (Ascott) has signed a conditional agreement to purchase a 208-unit serviced residence from HSC Properties (HSCP) for RM 112.5 million (S$ 47.5 million). The property, Ascott's sixth in Malaysia, will be named Somerset Ampang when it opens in the first half of 2010. Somerset Ampang will be strategically located in Kuala Lumpur's 'Golden Triangle', the business, shopping and entertainment district marked by Jalan Ampang, Jalan Sultan Ismail and Jalan Bukit Bintang.

When completed, the serviced residence will be part of an integrated development which will house one of Malaysia's leading medical, heart and diagnostic centre, HSC Medical Centre. The high-end medical centre will be separately owned and managed by HSCP. It will occupy five levels of the 23-storey development with amenities such as a medical spa, restaurant and café.

Mr Chong Kee Hiong, Ascott's Deputy CEO (Finance & Investment), said: "Demand for international-class serviced residences, especially in the capital of Kuala Lumpur, is expected to remain strong. Given its excellent location in Kuala Lumpur's business and lifestyle district, Somerset Ampang will enable Ascott to capture a larger share of the serviced residence market. Somerset Ampang will cater not only to the needs of business travellers but also to visitors of the medical centre who require post-treatment accommodation, as well as their accompanying families and friends."

Mr Gerald Lee, Ascott's Deputy CEO (Operations), said: "Somerset Ampang is our second 'Somerset' branded serviced residence in Kuala Lumpur. Having more serviced residences within the city enables us to leverage on the economy of scale and brand awareness for better operational efficiency and cross-selling. Adding more properties in Malaysia also means that our customers can choose from a wider portfolio of serviced residences."

The Ampang area where the property is located, is a popular residential district among expatriates. Numerous embassies and prime office buildings are also located in the vicinity. The Ampang Park LRT (light rail transit) station is also within walking distance from the property. Somerset Ampang will feature comprehensive facilities including a swimming pool, gymnasium and children's playground.

With this acquisition, Ascott's portfolio in Malaysia will increase to over 760 units when Somerset Ampang opens. Ascott's other properties in the country include Ascott Kuala Lumpur; Somerset Seri Bukit Ceylon, Kuala Lumpur; Somerset Gateway, Kuching, as well as two corporate leasing properties in Kuala Lumpur.

The transaction is not expected to have any material impact on the net tangible assets per share and the earnings per share of the Group for the current financial year.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with close to 14,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as more than 5,500 units which are under development, making a total of over 19,500 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 53 cities in 23 countries, 11 of which are cities where Ascott's serviced residences are being newly developed.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include TTG Travel Awards 2007 'Best Serviced Residence Operator', Business Traveller UK Awards 2007 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2007 'Best Serviced Residence Brand' and 'Best Serviced Residence' and Forbes China 2008 'China's Best Serviced Apartments. For a full list of awards, please visit http://www.theascottgroup.com/aboutus/awards

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.theascottgroup.com/aboutus/group_directory.html

---

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Media

Celina Low, Vice-President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 96825458 Email: celina.low@the-ascott.com

Huang Peiling, Senior Manager, Corporate Communications
Tel: (65) 6586 0479 Hp: (65) 98453361 Email: huang.peiling@the-ascott.com

Analyst

Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

######

CapitaLand

For Immediate Release
22 November 2007

NEWS RELEASE

CapitaLand cements staff development commitment with official opening of CLIMB

New book, 'Building People: Sunday Emails from a CEO', launched in conjunction with CLIMB opening

Singapore, 22 November, 2007 – CapitaLand today officially opened its very own learning and development campus on Sentosa called the CapitaLand Institute of Management & Business ("CLIMB"). CLIMB epitomises the Group's commitment to staff development, and emphasises the pivotal role that human capital plays in achieving CapitaLand's mission of building a lasting, world-class real estate company.

CLIMB was started in June 2006 to cater to the Group's growing learning and development needs. To date, it has conducted over 60 programmes for more than 1,450 participants. With the opening of its Sentosa facility, CLIMB will be the central resource for the range of internal and external courses that are available to CapitaLand's nearly 9,000 staff world-wide.

In conjunction with CLIMB's opening, CapitaLand today also launched the book, 'Building People: Sunday Emails from a CEO'. The book is a compilation of nine years of "hobby emails" written by Mr Liew Mun Leong - mostly on Sundays.

Mr S R Nathan, President of the Republic of Singapore, officiated at CLIMB's opening ceremony and the book launch.

CapitaLand Group President and CEO Liew Mun Leong said: "We have always emphasised staff development but as our business grows, it is necessary to have our own 'business school' to cater to our colleagues world-wide. Increasingly, international companies like CapitaLand will compete on ideas, and it is people who will provide and execute these ideas successfully. The focus on learning and development is a competitive edge in attracting, developing and retaining talents, as financial rewards alone are not enough. Going forward, I believe CLIMB will be the differentiating factor for CapitaLand as it will help us create a critical mass of innovative and entrepreneurial people."

On the book, Mr Liew said: "The book is a compilation of the nine years of hobby emails that I've written, mostly on Sundays, to share my insights, management philosophy and observations from my many travels on business. It will be used as a CLIMB teaching tool and is an easy reference for all colleagues who wish to learn more about the company's background, and the thinking of the CapitaLand management team."

About CLIMB

CLIMB is located in the building that used to house the former Rare Stone Museum in Sentosa. The learning and development facility is a wireless campus set against a backdrop of lush greenery, to provide for a conducive learning environment. CLIMB aims to be a leading real estate corporate learning and development institute through strategic, integrated and quality enterprise-wide programmes, processes, partnerships and learning resources.

Equipped with state-of-the-art teaching facilities, including a 110-sqm theatrette with video conference facilities, four seminar rooms and a range of networking and administrative areas, CLIMB has conducted 60 programmes with 1,450 participants since its introduction in June 2006. With the official opening of the CLIMB facility, the institute is expected to train approximately 5,000 existing and future CapitaLand employees by 2010.

About 'Building People: Sunday Emails from a CEO'

This book is a compilation of emails written from 1998 to 2007 by CapitaLand Group President and CEO Liew Mun Leong, mostly on Sundays (hence 'hobby mails'). These emails give interesting insights and lessons gathered from his nearly 40 years of working in the public and private sectors. They form one channel that Mr Liew uses to communicate regularly and frankly with CapitaLand staff world-wide. The book will be used as a teaching tool at CLIMB and will also be available to all staff.

About CapitaLand

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **22 November 2007**

Ng Wei Joo, Communications
DID: (65) 6823 3532
Email: ng.weijoo@capitaland.com

Harold Woo, Investor Relations
DID: (65) 6823 3210
Email: harold.woo@capitaland.com

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
(Registration No: 198900036N)

ANNOUNCEMENT

SUBSCRIPTION FOR UNITS IN CAPITARETAIL INDIA DEVELOPMENT FUND

CapitaLand Limited ("**CapitaLand**") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Retail India Investments Pte. Ltd. ("**CapitaLand Retail**") has today entered into a subscription agreement with CapitaRetail India Fund Management Pte. Ltd. ("**CIFM**") and CapitaLand Retail Trustee Pte. Ltd. ("**CRT**") to subscribe for up to 400 million units in the CapitaRetail India Development Fund (the "**Development Fund**") at S$1 per unit (the "**Subscription**"). CIFM is the manager (the "**Manager**") and CRT is the trustee (the "**Trustee**"), of the Development Fund. Both the Manager and the Trustee are indirect wholly-owned subsidiaries of CapitaLand.

The Development Fund is a closed-end private fund providing institutions with an opportunity to invest in retail mall developments in India.

As at the date of this announcement, the Development Fund has raised committed capital of S$880 million from CapitaLand Retail and other investors through agreements to subscribe for units in the Development Fund. CapitaLand Retail has committed to invest S$400 million amounting to approximately 45% of the committed capital raised by the Development Fund. The remaining committed capital of S$480 million has been raised from insurance companies, pension funds and large corporations in Asia and Europe.

Upon issue and allotment by the Development Fund of the units subscribed by CapitaLand Retail and other investors, the Development Fund will become an indirect associated company of CapitaLand.

The Subscription is not expected to have any material impact on the net tangible assets or the earnings per share of the CapitaLand group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
22 November 2007

CapitaLand

News Release

22 November 2007
For Immediate Release

CapitaLand establishes approximately US$600 million (S$880 million) India private property fund, CapitaRetail India Development Fund

The first private property fund in India by the Group

Singapore, 22 November 2007 - CapitaLand Limited ("CapitaLand") is pleased to announce that it has successfully established its first India private property fund, CapitaRetail India Development Fund ("CapitaRetail India"), with a fund size of about US$600 million (S$880 million). CapitaRetail India will invest in retail mall developments in India. CapitaLand holds a 45% stake, amounting to US$272 million (S$400 million) in CapitaRetail India, whilst the remaining stakes are held by insurance companies, pension funds and corporations.

Mr Liew Mun Leong, President and CEO of CapitaLand Limited, said: "The Group has successfully closed its first India private property fund, CapitaRetail India Development Fund, worth approximately US$600 million (S$880 million), further increasing its multi-sector presence in India via residential development, retail operations, serviced apartments and real estate financial services. We would like to thank our investors who continue to support us in the many geographies in Asia where we operate. As for the retail mall sector, the strong demand received for this CapitaRetail India Development Fund is a clear testament of their confidence in and endorsement of our fund management and retail real estate management capabilities."

Mr Liew, added, "We are conscious of the vast opportunities presented by India's retail real estate market, driven by the country's strong marco-economic growth and rapid urbanisation. With the establishment of CapitaRetail India Development Fund and through leveraging on the synergies from our joint ventures, we are well-positioned to expedite the replication of our successful China integrated retail real estate business platform in India. Overtime, we expect to deepen our retail and fund management presence in India to become a significant long term retail real estate player there."

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

Issued by CapitaLand Limited

(Company Registration No. *198900036N*)

Media Contact
Tong Ka-Pin
Communications
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 6823 3210
Email : harold.woo@capitaland.com.sg

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

USE OF PROCEEDS FROM CONVERTIBLE BONDS DUE 2022

CapitaLand Limited refers to its issue of S$1 billion 2.95 per cent. convertible bonds due 2022 (the "**Issue**") and wishes to announce that the net proceeds from the Issue have been fully disbursed/utilised as follows:

	Use of Proceeds	Amount S$ Billion
1.	Refinancing existing debt	0.34
2.	Financing new acquisitions/investments	0.62
3.	Working capital	0.04
	Total	1.00

By Order of the Board

Low Sai Choy
Company Secretary
23 November 2007

CapitaLand

For Immediate Release
23 November 2007

NEWS RELEASE

CapitaLand completes due diligence in Eurasia Logistics' properties and proposes to take 10% stake in completed assets

Singapore, 23 November 2007 – Further to its news release on 26 April 2007, CapitaLand has completed its due diligence and review on its proposed investment in the properties of Eurasia Logistics, a major Russian logistics property developer. CapitaLand has now proposed to take up an initial 10% stake in the completed and stabilized assets of Eurasia Logistics. This is subject to the creation of a special purpose vehicle, the assessment and concurrence of the valuation of the properties, and securing of all requisite approvals. By the end of this year, Eurasia Logistics would have completed over 700,000 square metres of Class A logistics warehouses in Moscow and Ekaterinburg. In the meantime, Eurasia Logistics is evaluating CapitaLand's proposal.

By 2010, the company is planning to create a network of 20 Class A industrial parks which will unite the main hubs of Russia and the Commonwealth Independent States (CIS) into a single system of distribution centers. This will allow Eurasia Logistics to become the largest commercial property developer not only in Russia but also in Europe. The total size of the logistics warehouses will exceed 5 million square metres across the key cities of Russia, Ukraine and Kazakhstan.

There is a strong demand in Russia for Class A logistics properties among international companies. Eurasia Logistics has a strong international client base that includes Nestle Waters, Multiflex (the largest manufacturer of flexible packaging), Korso-Trade (distributor for Samsung, Toshiba, LG and Merloni) and major Russian

logistics companies Unitrans Logistics, GTI and STS Logistics which handle goods for major FMCG manufacturers like Unilever and P&G.

To complete the logistics real estate value chain, Eurasia Logistics is looking to CapitaLand as an investor and also for its expertise and experience in creating and managing funds and REITs. Within this arrangement, CapitaLand will also look to assist in the creation of a fund or REIT to inject these properties at the appropriate time.

About CapitaLand

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **23 November 2007**

For further queries, please contact:

Analyst
Harold Woo, Investor Relations
DID: (65) 68233210
Email : harold.woo@capitaland.com.sg

Media
Julie Ong, Corporate Communications
HP: (65) 97340122
Email : julie.ong@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	30-Nov-2007 18:41:15
Announcement No.	00139

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - "Payment of management fees by way of issue of units in Ascott Residence Trust"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.REITMgtFees.30Nov07.pdf Total size = **32K** (2048K size limit recommended)

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ASCOTT

RESIDENCE TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

PAYMENT OF MANAGEMENT FEES BY WAY OF ISSUE OF UNITS IN ASCOTT RESIDENCE TRUST

As disclosed in the prospectus of Ascott Residence Trust ("**ART**") dated 6 March 2006 issued in connection with the preferential offering of units of ART ("**Units**"), Ascott Residence Trust Management Limited (the "**Company**"), the manager of ART, intends to receive 50% of the Management Fees (as defined in the trust deed constituting ART (the "**Trust Deed**")) in cash and 50% in Units for the period from 1 January 2007 to 31 December 2007.

The Company wishes to announce that 565,873 Units have been issued to the Company today at an issue price of S$1.4036 per Unit. These Units were issued to the Company as payment of 50% of the Base Fee and Base Performance Fee (as defined in the Trust Deed) of the Management Fees for the period from 1 July 2007 to 30 September 2007. The balance of the Management Fees of S$794,259.73 (excluding applicable goods and services tax) was paid in cash.

With the above-mentioned issue of Units, the Company holds an aggregate of 3,032,523 Units, representing 0.50% of the total number of Units in issue of 606,226,741.

As the Company is a wholly-owned subsidiary of The Ascott Group Limited ("TAG"), TAG's direct and deemed interest in ART has increased from 27.79% to 27.86% by virtue of the new issue of Units mentioned above.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries

Singapore, 30 November 2007

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Adviser, Sole Global Coordinator and Sole Lead Underwriter.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY CAPITALAND INDIA MANAGEMENT PTE. LTD.

CapitaLand Limited ('CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	CapitaLand India Management Pte. Ltd.
Principal Activity	:	Management Services
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
30 November 2007

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF 50% STAKE EACH IN GRAND DESIGN DEVELOPMENT LIMITED AND HIGH RISE ENTERPRISES LIMITED

Sale of 50% stake in Grand Design Development Limited

Further to its announcement on 16 September 2007, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Somerset Mall Pte Ltd, has today completed the sale of its entire 50% stake in Grand Design Development Limited ("GDD"). Accordingly, GDD and its subsidiary, Bayshore Development Group Limited ("Bayshore"), have ceased to be indirect associated companies of CapitaLand.

Sale of 50% stake in High Rise Enterprises Limited

CapitaLand also wishes to announce that another indirect wholly-owned subsidiary, CapitaLand (Hong Kong) Limited, has today also completed the sale of its entire 50% stake in High Rise Enterprises Limited ("HRE") (comprising one ordinary share of HK$1) for a cash consideration of HK$1 (the "Consideration"). HRE is a company incorporated in Hong Kong, Special Administrative Region of the People's Republic of China, and it holds the property management rights in relation to AIG Tower, Hong Kong, the sole asset of Bayshore.

The Consideration was arrived at on a willing-buyer willing-seller basis, taking into account, the net liability of HRE of approximately HK$147,000 (approximately S$28,000) based on HRE's management accounts as at 31 October 2007.

Accordingly, HRE has ceased to be an indirect associated company of CapitaLand.

The sale of the 50% stake in HRE is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
30 November 2007

END